As filed with the Securities and Exchange Commission on February 13, 2004
                 Registration Nos.: 333-________ and 811-03972

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)
                         PRE-EFFECTIVE AMENDMENT NO. ( )
                        POST-EFFECTIVE AMENDMENT NO. ( )

                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                              Amendment No. 28 (X)
                        (Check appropriate box or boxes)

                           FUTUREFUNDS SERIES ACCOUNT
                           (Exact name of Registrant)
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                               (Name of Depositor)
                             8515 East Orchard Road
                        Greenwood Village, Colorado 80111
        (Address of Depositor's Principal Executive Officers) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (800) 537-2033

                               William T. McCallum
                      President and Chief Executive Officer

                   Great-West Life & Annuity Insurance Company
                             8515 East Orchard Road
                        Greenwood Village, Colorado 80111
                     (Name and Address of Agent for Service)

                                    Copy to:
                              James F. Jorden, Esq.
                                 Jorden Burt LLP
               1025 Thomas Jefferson Street, N.W., Suite 400 East
                           Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering:   As soon as practicable after the
registration statement becomes effective.

Title of securities being registered: flexible premium deferred variable annuity contracts.
------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                           FUTUREFUNDS SERIES ACCOUNT
                 of Great-West Life & Annuity Insurance Company
                      GROUP FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACTS
                                 Distributed by
                               GWFS Equities, Inc.
            8515 East Orchard Road, Greenwood Village, Colorado 80111

                                 (800) 701-8255

--------------------------------------------------------------------------------
Overview

This Prospectus describes a group flexible premium deferred fixed and variable annuity contract ("Group Contract") designed to provide a retirement program that qualifies for special federal income tax treatment under various sections of the Internal Revenue Code of 1986, as amended (the "Code"). The Group Contract provides an annuity insurance contract--the value of which is based on the investment performance of the Eligible Funds you select. GWFS Equities, Inc. ("GWFS") is the principal underwriter and distributor of the Group Contracts. Great-West Life & Annuity Insurance Company ("we," "us," "Great-West") issues Group Contracts in connection with:

o pension or profit-sharing plans described in Code section 401(a) ("401(a) plans");
o cash or deferred profit sharing plans described in Code section 401(k) ("401(k) plans");
o tax-sheltered or tax-deferred annuities described in Code section 403(b) ("403(b) plans");
o deferred compensation plans described in Code section 457(b) or (f) ("457(b) or (f) plans");
o qualified governmental excess benefit plans described in Code section 415(m) ("415(m) plans"); and
o    nonqualified deferred compensation plans ("NQDC plans").

PARTICIPATION IN THE GROUP CONTRACT

You may be eligible to participate in the Group Contract if you participate in one of the plans described above. The owner of a Group Contract will be an employer, plan trustee, certain employer or employee associations, as applicable ("Group Contractholder"). Great-West will establish a participant annuity account ("Participant Annuity Account") in your name. This Participant Annuity Account will reflect the dollar value of the Contributions made on your behalf.

ALLOCATING YOUR MONEY -

You can allocate your Contributions among 41 Variable Accounts in the FutureFunds Series Account (the "Series Account"). Each Variable Account invests all of its assets in one of 41 corresponding Eligible Funds. Following is a list of each Eligible Fund:

Maxim Templeton(R) International Equity
Maxim INVESCO ADR
Janus Aspen Series Worldwide Growth - Institutional Shares
Maxim MFS Small-Cap Growth
Maxim Loomis Sayles Small-Cap Value
Maxim Index 600
Maxim Ariel Small-Cap Value
Maxim T. Rowe Price MidCap Growth
Alger American MidCap Growth - Class O
Maxim Ariel Mid-Cap Value
Fidelity VIP Growth
Maxim Growth Index
Maxim Stock Index
Maxim T. Rowe Price Equity-Income
Maxim Value Index
Fidelity VIP Contrafund
Stein Roe Balanced, Variable Series - Class A
Pioneer Equity Income VCT
Maxim Bond Index
Maxim Loomis Sayles Bond
Maxim U.S. Government Securities
Maxim Money Market
Maxim Aggressive Profile I
Maxim Moderately Aggressive Profile I
Maxim Moderate Profile I
Maxim Moderately Conservative Profile I
Maxim Conservative Profile I
American Century Equity -Income
American Century Income & Growth
Artisan International
Janus Twenty
Janus Worldwide
RS Emerging Growth
Franklin Small-Mid Cap Growth
Janus Fund
MFS Strategic Growth - Class A
AIM Small Cap Growth - Class A
PIMCO Total Return - Administrative Class
Oppenheimer Capital Appreciation -Class A
Legg Mason Value Trust - Financial Intermediary Class
Federated Capital Appreciation - Class A

You may also allocate your money to a "Fixed Account" option where you can earn a rate of return on your investment set by Great-West in its sole discretion or a "Separate Account" option where you can earn a rate of return on your investment based upon an interest calculation method that takes into account the current yield of the securities in the Separate Account and amortizes the difference between the market value of these securities and the amortized cost of these securities. Your interest in Fixed Account(s) and/or Separate Account(s) is not considered a security and is not subject to review by the Securities and Exchange Commission.

The Variable Account(s), Separate Account(s) and the Fixed Account(s) available to you will depend on the terms of the Group Contract. Please consult with the Group Contractholder for more information.

PAYMENT OPTIONS

The Group Contract offers you a variety of payment options. You can select from options that provide for fixed payments, variable payments or a combination of both. If you select a variable payment option, your payments will reflect the investment experience of the Variable Account(s) you select. Income can be guaranteed for your lifetime and/or your spouse's lifetime or for a specified period of time, depending on (1) the options made available under the terms of your Plan and the Group Contract, and (2) your needs and circumstances.

This Prospectus presents important information you should read before participating in the Group Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Group Contract in the Statement of Additional Information dated [Month/Day], 2004, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is incorporated by reference into this Prospectus, which means that it is legally a part of this Prospectus. Its table of contents may be found on the last page of this Prospectus. The Statement of Additional Information may be obtained without charge by contacting Great-West at its Administrative Offices or by calling (800) 701-8255. You may also obtain the Prospectus, material incorporated by reference, and other information regarding Great-West by visiting the Securities and Exchange Commission's Web site at http://www.sec.gov.

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

                   The date of this Prospectus is ______, 2004

                                TABLE OF CONTENTS

                                                                            Page

Definitions.................................................................4
Fee Tables..................................................................7
Condensed Financial Information.............................................9
Financial Statements........................................................9
Key Features................................................................9
Great-West Life & Annuity Insurance Company.................................10
FutureFunds Series Account..................................................10
Investments of the Series Account...........................................10
The Separate Accounts.......................................................16
The Fixed Account...........................................................17
The Group Contracts.........................................................18
Accumulation Period.........................................................18
        Participant Enrollment Form and Initial Contribution................18
        Subsequent Contributions............................................18
        Participant Annuity Account Value...................................19
        Making Transfers Under the Group Contract...........................19
        Requesting Transfers................................................20
        Automatic Custom Transfer...........................................20
        Loans...............................................................21
        Total and Partial Withdrawals.......................................21
        Making a Withdrawal for Transfers to Other Companies Under the Plan.22
        Contribution Cessation..............................................22
        Death Benefit.......................................................23
Charges and Deductions......................................................23
Lump Sum Payment Option.....................................................26
Periodic Payment Options....................................................26
Annuity Payment Options.....................................................27
Federal Tax Consequences....................................................28
Performance Related Information.............................................33
Voting Rights...............................................................36
Distribution of the Group Contracts.........................................37
State Regulation............................................................37
Restrictions Under the Texas Optional Retirement Program....................37
Reports.....................................................................37
Rights Reserved by Great-West...............................................37
        Adding and Discontinuing Investment Options.........................38
        Substitution of Investments.........................................38
Legal Matters...............................................................38
Available Information.......................................................38
Appendix A, Condensed Financial Information.................................39
Appendix B, Calculation of the Net Investment Factor .......................40
Appendix C, Contingent Deferred Sales Charge Schedule.......................41


This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

               The Group Contract is not available in all states.

Definitions

Accumulation Period: The period between the effective date of your participation in the Group Contract and the Payment Commencement Date.

Accumulation Unit: The accounting measure used by Great-West to determine your Variable Account Value during the Accumulation Period.

Administrative Offices: The Administrative Offices of Great-West are located at 8515 E. Orchard Rd., Greenwood Village, Colorado 80111.
Code: The Internal Revenue Code of 1986, as amended from time to time, or any future United States Internal Revenue law that replaces the Internal Revenue Code of 1986. References herein to specific section numbers shall be deemed to include Treasury regulations and Internal Revenue Service guidance thereunder, and to corresponding provisions of any future Internal Revenue law that replaces the Internal Revenue Code of 1986.

Contribution(s): Amount(s) paid to Great-West under the Group Contract on your behalf. Eligible Fund: A mutual fund, unit investment trust or other investment portfolio in which a Variable Account invests all of its assets.

Fixed Account: A fund within the General Account that provides a rate of return into which Contributions may be invested or the Participant Annuity Account Value may be Transferred. Please see your Group Contract for the available Fixed Accounts. Your interest in the Fixed Accounts are not securities and are not subject to review by the Securities and Exchange Commission.

Fixed Account Value: The sum of your interest in the Fixed  Account(s).  General
Account: Great-West's assets other than those held in any segregated investment account.

Group Contract: An agreement between Great-West and the Group Contractholder providing a fixed and/or variable deferred annuity issued in connection with certain retirement plans.

Group Contractholder: Depending on the type of plan and the employer's involvement, the Group Contractholder will be an employer, plan trustee, certain employer associations or employee associations.

Participant: The person who is eligible to and elects to participate in the Group Contract; sometimes referred to as "you," "your" or "yours" in this Prospectus.

Participant Annuity Account: A separate record Great-West established in your name that reflects all transactions you make under the Group Contract.

Participant Annuity Account Value: The total value of your interest under the Group Contract. It is the total of your Fixed Account Values and Variable Account Values. Payment Commencement Date: The date payments commence pursuant to the terms of the Plan under a payment option selected by the Participant.

Plan: The underlying plan document of the Group Contractholder written in accordance with the applicable sections of the Code. For purposes of Code
Section 403(b) annuity programs that do not have a plan document, Plan, when used herein, will mean the provisions and/or rules of the Group Contractholder's 403(b) annuity program.

Premium Tax: The amount of tax, if any, charged by a state or other governmental authority.

Request: An inquiry or instruction in a form satisfactory to Great-West. A valid Request must be: (1) received by Great-West at its Administrative Offices; (2) approved by the Group Contractholder, or the Group Contractholder's designee; and (3) submitted in accordance with the provisions of the Group Contract, or as required by Great-West.

Separate Account: A segregated investment account established by Great-West that provides a rate of return into which Contributions may be invested or the Participant Annuity Account Value may be Transferred. Please see your Group Contract for the available Separate Accounts. The assets of the applicable Separate Account are held in a segregated investment account established under Colorado law by Great-West, and interest in and the applicable Separate Account is exempt from registration under Section 3(a)(2) of the Securities Act of 1933 and Section 3(c)(11) of the Investment Company Act of 1940 and are not subject to review by the Securities and Exchange Commission.

Series Account: FutureFunds Series Account, a segregated investment account established by Great-West into which Contributions may be invested or the Participant Annuity Account Value may be Transferred. The Series Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of the individual Variable Accounts.

Transfer: When you move your Participant Annuity Account Value between and among the available Variable Account(s), Separate Account(s) and Fixed Account(s).

Transfer to Other Companies: A withdrawal under the Group Contract in which you transfer all or a portion of your Participant Annuity Account Value to another company.

Valuation Date: The date on which the net asset value of each Variable Account is determined. This calculation is made as of the close of business of the New York Stock Exchange (generally 4:00 p.m. ET). It is also the date on which Great-West will process any Contribution or Request received. Contributions and Requests received after the close of trading on the New York Stock Exchange (generally 4:00 p.m. ET) will be deemed to have been received on the next
Valuation Date. Your Participant Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading. On the day after Thanksgiving, however, you can only submit transaction Requests by automated voice response unit, via the Internet or by an automated computer link. The day after Thanksgiving is a Valuation Date.

Valuation Period: The period between successive Valuation Dates.


Variable Account: Divisions of the Series Account, one for each Eligible Fund. Each Variable Account has its own Accumulation Unit value.

Variable Account Value: The sum of your interest in the Variable Accounts and Separate Accounts.

                                   FEE TABLES

The following tables describe the fees and expenses that you, as a Participant, will pay under the Group Contract. The first table describes the fees and expenses that you will pay at the time you allocate Contributions, surrender or transfer cash value between investment options. State Premium Tax may also be deducted.

PARTICIPANT TRANSACTION EXPENSES

Sales Load Imposed on Purchases (as a percentage of purchase payments)..........None

Maximum Contingent Deferred Sales Charge (as a percentage of amount contributed)8.5 %(1)

Transfer Fee....................................................................None(2)

Benefit Withdrawal Charge.......................................................$25.00(3)

Participant Loan Charges........................................................$50.00(4)

Premium Tax Charges.............................................................0.00% - 3.5%(5)

The next table describes the fees and expenses that you will pay periodically during the time that you are a Participant under the Group Contract, not including Eligible Fund fees and expenses.

MAXIMUM ANNUAL CONTRACT MAINTENANCE CHARGE .....................................$30.00

MORTALITY AND EXPENSE RISK CHARGE(6)

    Maximum Daily M&E Deduction
      (as a deduction in the Net Investment Factor)(7)..........................1.25%
    Maximum Periodic M&E Deduction
      (as a percentage of Participant Annuity Account Value)(8).................1.00%

VARIABLE ASSET CHARGE

    Maximum Daily Variable Asset Charge (VAC) Deduction
    (as a deduction in the Net Investment Factor)(9)                            1.25%
    Maximum Periodic VAC Deduction
    (as a perecentage of Participant Annuity Account Value)(10)                 1.00%

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you are a Participant under the Group Contract. More detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.

Total Annual Fund Operating Expenses                   Minimum        Maximum

(expenses that are deducted from Eligible Fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses)               0.25%          1.68%

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

--------

(1) The maximum amount of the contingent deferred sales charge ("CDSC") is 8.5% of Contributions to your Participant Annuity Account Value. Depending on the terms of your Group Contract, the CDSC will be (i) assessed at a rate between 0% and 6% of the amount withdrawn from your Participant Annuity Account Value and paid to you or paid as a Transfer to Other Companies; or (ii) assessed at a rate between 0% to 8.5% of Contributions to your Participation Annuity Account Value or of Contributions in the last 72 months to your Participant Annuity Account Value. Please see your Group Contract for the applicable rate and the basis upon which the rate is applied.

Under certain circumstances, the CDSC may not apply. Please see "Charges and
Deductions: Contingent Deferred Sales Charge" and your Group Contract for more information.

(2) Currently, there is no charge for Transfers. Great-West reserves the right to charge a fee for excess Transfers.

(3) The benefit withdrawal charge may be authorized by your Group Contractholder in connection with certain 401(k) Plans. Please see "Charges and Deductions:
Benefit Withdrawal Charge" and your Group Contract for more information.

(4) A participant loan charge may be authorized by your Group Contractholder in connection with certain 401(k) Plans. Please see "Charges and Deductions:
Participant Loan Charges" and your Group Contract for more information.

(5) A premium tax charge may  apply.

(6) Before the Payment Commencement Date, we deduct a mortality and expense risk charge as either a (i) daily deduction from the assets of each Variable Account (the "Daily M&E Deduction"), or (ii) a periodic deduction from your Participant Annuity Account Value (the "Periodic M&E Deduction"). Please see your Group Contract to determine if the Daily M&E Deduction or the Periodic M&E Deduction applies. After the Payment Commencement Date, all Participants under the Group Contracts are assessed the mortality and expense risk charge at an equivalent daily rate. Please see "Charges and Deductions: Mortality and Expense Risk Deductions" for more information.

(7) The Daily M&E Deduction is deducted from each Variable Account's Accumulation Unit value on each Valuation Date in accordance with the Net Investment Factor formula described in Appendix B. Please see "Charges and
Deductions: Mortality

(8) The Periodic M&E Deduction is assessed as a percentage of your Participant Annuity Account Value as of the end of the period for which we are making the deduction. Please see "Charges and Deductions: Mortality and Expense Risk Deductions" for more information.

(9) The Daily VAC Deduction is deducted from each Variable Account's Accumulation Unit value on each Valuation Date in accordance with the Net Investment Factor formula described in Appendix B. Please see "Charges and
Deductions: Variable Asset Charge Deduction" for more information.

(10) The Periodic VAC Deduction is assessed as a percentage of your Participant Annuity Account Value as of the end of the period for which we are making the deduction. Please see "Charges and Deductions: Variable Asset Charge Deduction" for more information.

                                     EXAMPLE

This Example is intended to help you compare the cost of investing in the Group Contract with the cost of investing in other variable annuity contracts. These costs include a Participant's transaction expenses, contract fees, variable account annual expenses, and Eligible Fund fees and expenses.

The Example assumes that you invest $10,000 under the Group Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Eligible Funds. In addition, this Example assumes no transfers were made and no Premium Taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Eligible Funds. If these arrangements were taken into consideration, the expenses shown would be lower. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

        1 year .......3 years       5 years        10 years
        $75.84 .......$111.60       $153.39        $229.67

(2) If you annuitize your contract OR if you do not surrender your contract at the end of the applicable time period:

        1 year .......3 years       5 years        10 years

and Expense Risk Deductions" for more information.

        $15.84 .......$51.60        $93.39         $229.67

The Example does not show the effect of Premium Taxes. Premium Taxes (ranging from 0% to 3.5%) are deducted upon full surrender, death or annuitization. The Example also does not include any of the taxes or penalties you may be required to pay if you withdraw all or part of your Participant Annuity Account Value.

The fee table and Example should not be considered a representation of past or future expenses and charges of the Eligible Funds. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the Example is not an estimate or a guarantee of future investment performance.

CONDENSED FINANCIAL INFORMATION

Attached as Appendix A is a table showing selected condensed financial information concerning Accumulation Units for each Variable Account. The Accumulation Unit values do not reflect the deduction of certain charges that are subtracted from your Participant Annuity Account Value, such as the contract maintenance charge or the mortality and expense risk charge. The information in the table is included in the Series Account's financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. To obtain a fuller picture of each Variable Account's finances and performance, you should also review the Series Account's financial statements.

FINANCIAL STATEMENTS

The Statement of Additional Information contains our financial statements and those of the Series Account.

KEY FEATURES

Following are some of the key features of the Group Contract. These topics are discussed in more detail throughout the Prospectus so please be sure to read it carefully.

Purpose of the Group Contract The Group Contract is designed to be issued in connection with:

    o401(a) plans     o403(b) plans
    o401(k) plans     o457(b) or (f) plans
    o415(m) plans     oNQDC plans.

Tax deferral for Participants in qualified and non-qualified plans arises as a result of the Plan. Sponsors of qualified plans are not taxed on any gain realized by Plan assets invested in the Group Contract. On the other hand, Sponsors who chose to use a Group Contract to fund non-qualified plans will incur tax on the investment gain in the Group Contract each year unless they are tax-exempt entities.

Participation in the Group Contract

You must complete a Participant Enrollment Form to participate under the Group Contract. Once you become a Participant, you may make Contributions subject to the terms of your Plan. There is no minimum amount for your Contributions. Please consult your employer or the Group Contractholder, as the case may be, for information concerning eligibility.

Allocation of Contributions You may
allocate your Contributions to the Eligible Fund(s) of the Variable Account(s), Separate Account(s) and/or the Fixed Account(s). On your Participant Enrollment Form, you instruct Great-West how you would like your Contributions to be allocated. For some Plans, if you do not provide complete allocation instructions on your Participant Enrollment Form, Great-West will allocate your Contributions to an investment option specified by the Group Contractholder. Thereafter, you may change your allocation instructions as often as you like by Request. You may allocate your Contributions to the Variable Accounts where your investment returns will reflect the investment performance of the corresponding Eligible Funds, or to the Separate Accounts or to the Fixed Accounts, where your Contributions will earn a rate of return. The Eligible Funds are described more fully in their accompanying prospectuses. The following Variable Accounts are not available for non-qualified Plans sponsored by a taxable employer: AIM Small Cap Growth Fund, American Century Equity Income Fund, American Century Income & Growth Fund, Artisan International Fund, Federated Capital Appreciation Fund, Franklin Small-Mid Cap Growth Fund, Janus Fund, Janus Twenty Fund, Janus Worldwide Fund, Legg Mason Value Trust, MFS Strategic Growth Fund, Oppenheimer Capital Appreciation Fund, PIMCO Total Return Fund and RS Emerging Growth Fund.

Your Participant Annuity Account When your Participant Enrollment Form is processed, Great-West will establish a Participant Annuity Account in your name that will reflect all transactions you make under the Group Contract, including the amount of Contributions made on your behalf. Great-West will send you a statement of your Participant Annuity Account Value at least annually. You may also check your Participant Annuity Account Value by using Great-West's voice response unit system, KeyTalk(R), or through the Internet.

Charges and Deductions Under the Group Contract

You will pay certain charges under the Group Contract. These charges vary by Group Contract and may include:

    o An annual contract maintenance charge
    o A contingent deferred sales charge
    o A mortality and expense risk charge (may also be referred to as a "variable asset charge" in the Group Contract)
    o A transfer charge
    o A benefit withdrawal charge
    o A participant loan charge
    o A Premium Tax

In addition, you indirectly pay the management fees and other expenses of an Eligible Fund when you allocate your money to the corresponding Variable Account and you indirectly pay the management fees of a Separate Account when you allocate your money to that Separate Account. For certain Fixed Accounts, Great-West may assess charges or impose a loss of interest penalty. Please see your Group Contract for more information. Total and Partial Withdrawals Subject to the terms of the Code and your Plan, you may be allowed to withdraw all or part of your Participant Annuity Account Value at any time. Amounts you withdraw may be subject to a contingent deferred sales charge. In addition, there may be certain tax consequences when you make a withdrawal.

Making Transfers

You may Transfer your Participant Annuity Account Value among the Variable Accounts as often as you like before the Payment Commencement Date. After the Payment Commencement Date, you may continue to Transfer among the Variable Accounts if you have selected a periodic payment option. You may also Transfer between the Variable Accounts, Separate Accounts and the Fixed Accounts. Transfers before the Payment Commencement Date involving the Separate Accounts and certain of the Fixed Accounts are subject to restrictions that are more fully described in your Group Contract.

Payment Options
Subject to the terms of the Code and your Plan, Great-West provides you with a wide range of payment options, giving you the flexibility to choose a payment schedule that meets your needs. Payments may be made on a variable, fixed, or combination basis. Under a periodic payment option, your payments will continue to reflect the performance of the Variable Account(s), Separate Account(s) and Fixed Account(s) you select.

Free Look Period
Where required by law, within ten (10) days (or longer where required by law) after your application is received by Great-West, you may cancel your interest in the Group Contract for any reason by delivering your Request to cancel, to our Administrative Offices or to an authorized agent of Great-West. We must receive it in person or postmarked prior to the expiration of the free look period. Upon cancellation, Great-West will refund the greater of all Contributions made, less partial withdrawals, or your Participant Annuity Account Value.

Death Benefit
Great-West may pay a death benefit to your beneficiary if you die before the Payment Commencement Date. The amount of the death benefit will depend upon the provisions of your Plan, Group Contract and the Code and will be:

     o your Participant Annuity Account Value, less any Premium Tax, or

     o the sum of all Contributions, less any amounts distributed or transferred from the Participant Annuity Account, less any Premium Tax, or

     o your Participant Annuity Account Value net of any outstanding loan balance, less any Premium Tax.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Great-West is a stock life insurance company originally organized under the laws of the state of Kansas as the National Interment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to its current name in February of 1982. In September of 1990, Great-West redomesticated and is now organized under the laws of the state of Colorado.

Great-West is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in Puerto Rico, the District of Columbia, the U.S. Virgin Islands, Guam and 49 states in the United States.

Great-West is an indirect wholly owned subsidiary of Great-West Lifeco, Inc., a holding company. Great-West Lifeco, Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

Great-West has primary responsibility for administration of the Group Contract and the Series Account. Its Administrative Offices are located at 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

FUTUREFUNDS SERIES ACCOUNT

Great-West originally established the Series Account under Kansas law on November 15, 1983. The Series Account now exists pursuant to Colorado law as a result of our redomestication. The Series Account consists of Variable Accounts and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as a unit investment trust. This registration does not involve supervision of the management of the Series Account or Great-West by the Securities and Exchange Commission.

We do not guarantee the investment performance of the Variable Accounts. The portion of your Participant Annuity Account Value allocated to the Variable Accounts and the amount of periodic payments depend on the investment performance of the Eligible Funds. Thus, you bear the full investment risk for all Contributions allocated to the Variable Accounts.

The Series Account and its Variable Accounts are administered and accounted for as part of Great-West's general business. However, the income, gains or losses of each Variable Account are credited to or charged against the assets held in that Variable Account, without regard to other income, gains or losses of any other Variable Account and without regard to any other business Great-West may conduct. Under Colorado law, the assets of the Series Account are not chargeable with liabilities arising out of any other business Great-West may conduct. Nevertheless, all obligations arising under the Group Contract are generally corporate obligations of Great-West.

The Series Account currently has 41 Variable Accounts available for allocation of Contributions. Each Variable Account invests in shares of an Eligible Fund each having a specific investment objective. If Great-West decides to make additional Variable Accounts available to Group Contractholders, Great-West may or may not make them available to you based on our assessment of marketing needs and investment conditions.

INVESTMENTS OF THE SERIES ACCOUNT

The Eligible Funds

Some Variable Accounts may not be available under your Group Contract because the Group Contractholder may decide to offer only a select number of Eligible Funds and the accompanying Variable Accounts under its Plan. Please consult with your Group Contractholder or employer, as the case may be, or a GWFS authorized representative for more information concerning the availability of Variable Accounts under your Group Contract.

Each Variable Account invests in an Eligible Fund, which is a separate mutual fund having its own investment objectives and policies and is registered with the Securities and Exchange Commission as an open-end management investment company or portfolio thereof. The Securities and Exchange Commission does not supervise the management or the investment practices and policies of any of the Eligible Funds.

Fourteen of the Eligible Funds are publicly offered mutual funds. Some of the other Eligible Funds have been established by investment advisers who manage publicly traded mutual funds having similar names and investment objectives. While some of the Eligible Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Eligible Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding Eligible Funds may differ substantially.

Some of the Eligible Funds' investment advisers may compensate Great-West for providing administrative services in connection with the Eligible Funds. Such compensation is paid for from the investment adviser's assets.

The following sets forth the investment objective of each Eligible Fund and summarizes its principal investment strategy. There is no assurance that any of the Eligible Funds will achieve their respective objectives.

Maxim Series Fund, Inc.

Maxim Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. Investment in the Maxim Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this portfolio.

Maxim Bond Index Portfolio seeks investment results, before fees, that track the total return of the debt securities that comprise the Lehman Aggregate Bond Index (the "Lehman Index"). The portfolio uses a sampling technique designed to give the portfolio the relevant comparable attributes of the Lehman Index. This may be accomplished through a combination of debt securities ownership and owning futures contracts on the Lehman Index and options on futures contracts.

Maxim Stock Index Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise Standard & Poor's (S&P) 500 Composite Stock Price Index and the S&P Mid-Cap Index, weighted according to their respective pro-rata share of the market.(1) The portfolio seeks to own the securities contained in the Benchmark Indexes in as close as possible a proportion as each stock's weight in the Benchmark Indexes. This may be accomplished through ownership of all stocks in the Benchmark Indexes and/or through a combination of stock ownership and owning futures contracts on the Benchmark Indexes and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Indexes.

Maxim U.S. Government Securities Portfolio seeks the highest level of return consistent with preservation of capital and substantial credit protection. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities.

Maxim Index 600 Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise the S&P Small-Cap 600 Stock Index.(1) The portfolio seeks to own the securities contained in the Benchmark Index in as close as possible a proportion as each stock's weight in the Benchmark Index. This may be accomplished through ownership of all stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts on the Benchmark Index and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Index.

Maxim Ariel Mid-Cap Value Portfolio seeks long-term capital appreciation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalizations are less than $10 billion at the time of purchase and which are believed to be undervalued but demonstrate a strong potential for growth. In this connection, the portfolio may focus on issuers with market capitalizations between approximately $200 million and $10 billion at the time of purchase. The portfolio actively seeks investments in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving the environment and avoiding companies with a poor environmental record. The


(1) Standard & Poor's, S&P 500 Composite Index, S&P Mid-Cap Index, S&P Small-Cap 600 Stock Index, S&P/BARRA Value Index and S&P/BARRA Growth Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Maxim Series Fund, Inc. and Great-West Life. The Eligible Funds that track those indices are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of using any index.


portfolio will not invest in issuers primarily engaged in the manufacture of tobacco, weapons systems, the production of nuclear energy or manufacture of equipment to produce nuclear energy.

Maxim Templeton(R) International Equity Portfolio seeks long-term capital growth. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies located outside the U.S., including those in emerging markets.

Maxim Loomis Sayles Bond Portfolio seeks high total investment return through a combination of current income and capital preservation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities. It may also invest up to 20% in preferred stocks, convertible preferred stocks or foreign securities and up to 35% in below investment grade quality ("high yield/high risk" or "junk") bonds.

Maxim Ariel Small-Cap Value Portfolio seeks long-term capital appreciation. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalizations are less than $2 billion at the time of purchase. This portfolio will emphasize small companies that are believed to be undervalued but demonstrate a strong potential for growth, focusing on issuers with market capitalizations under $2 billion at the time of purchase. The portfolio actively seeks investments in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving the environment and avoiding companies with a poor environmental record. The portfolio will not invest in issuers primarily engaged in the manufacture of tobacco, weapons systems, the production of nuclear energy or manufacture of equipment to produce nuclear energy.

Maxim MFS Small-Cap Growth Portfolio seeks to achieve long-term capital growth. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investments purposes) in the common stocks of a diversified group of growth companies that are included in the Russell 2000 Growth Index at the time of purchase, or if not included in that index, have market capitalizations of $2.5 billion or less at the time of initial purchase. This portfolio may also invest up to 20% in equity securities of companies with market capitalizations in excess of $2.5 billion.

Maxim INVESCO ADR Portfolio seeks a high total return through capital appreciation and current income, while reducing risk through diversification. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in foreign securities that are issued in the form of American Depositary Receipts ("ADRs") or foreign stocks that are registered with the Securities and Exchange Commission and traded in the U.S.

Maxim T. Rowe Price Equity/Income Portfolio seeks substantial dividend income and also long-term capital appreciation. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends.

Maxim Value Index Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise the S&P/BARRA Value Index.(1) The S&P/BARRA Value Index is a widely recognized, unmanaged index that is comprised of the stocks representing half of the total market value of the S&P 500 with the lowest price-to-book value ratios. The portfolio seeks to own the securities contained in the Benchmark Index in as close as possible a proportion as each stock's weight in the Benchmark Index. This may be accomplished through ownership of all stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts on the Benchmark Index and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Index.

Maxim Growth Index Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise the S&P/BARRA Growth Index.(1) The S&P/BARRA Growth Index is a widely recognized, unmanaged index that is comprised of the stocks representing half of the total market value of the S&P 500 with the highest price-to-book value ratios. The portfolio seeks to own the securities contained in the Benchmark Index in as close as possible a proportion as each stock's weight in the Benchmark Index. This may be accomplished through ownership of all stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts on the Benchmark Index and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Index.

Maxim Loomis Sayles Small-Cap Value Portfolio seeks long-term capital growth. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index, an index that tracks stocks of 2000 of the smallest U.S. companies. (approximately $8 million to $2.4 billion as of December 31, 2002). The portfolio seeks to build a core small-cap portfolio of solid growth companies' stock with a small emphasis on companies that have experienced significant business problems but which are believed to have favorable prospects for recovery.

Maxim T. Rowe Price MidCap Growth Portfolio seeks long-term appreciation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalization fall within the range of companies included in the S&P 400 MidCap Index or the Russell MidCap Growth Index (approximately $132.5 million to $15.6 billion as of December 31, 2002), emphasizing companies whose earnings are expected to grow at a faster rate than the average mid-cap company.

Maxim Profile Portfolios

Each of the following five Profile Portfolios seeks to provide an asset allocation program designed to meet certain investment goals based on an investor's risk tolerance.

Maxim Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments.

Maxim Moderately Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments, and, to a lesser degree, emphasizing fixed income investments.

Maxim Moderate Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, with a relatively equal emphasis on equity and fixed income investments.

Maxim Moderately Conservative Profile I Portfolio seeks capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments, and to a lesser degree equity investments.

Maxim Conservative Profile I Portfolio seeks capital preservation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments.

Fidelity Variable Insurance Products Funds

Fidelity VIP Growth Portfolio seeks capital appreciation primarily by investing in common stocks. Fidelity Management & Research ("FMR") normally invests the fund's assets primarily in common stocks of companies that FMR believes to have above-average growth potential (stocks of these companies are often called `growth' stocks). Growth may be measured by factors such as earnings or revenue.

Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation by investing primarily in common stocks. The portfolio invests its assets in securities of companies whose value its investment adviser believes is not fully recognized by the public.

Janus Aspen Series

Janus Aspen Series Worldwide Growth Portfolio (Institutional Shares) seeks long-term growth of capital in a manner consistent with the preservation of capital. The portfolio invests in common stocks of companies of any size throughout the world.

Stein Roe Variable Investment Trust

Stein Roe Balanced Fund, Variable Series (Class A) seeks high total investment return. The adviser allocates the fund's assets among various classes of equity and debt securities, including: large cap growth stocks; large cap value stocks; mid cap growth stocks; mid cap value stocks; small cap growth stocks; small cap value stocks; real estate investment trusts (REITs); foreign stocks; investment grade bonds; and, non-investment grade bonds. Each asset class is managed by a separate portfolio manager or team with experience in investing in that particular class. The fund's lead portfolio manager will allocate the fund's assets among the various asset classes. The lead portfolio manager will adjust the number of asset classes, as well as the portfolio of the fund's assets allocated to each asset class, from time to time, based on his assessment of such factors as relative attractiveness, valuation, fundamentals, quantitative analyses, economic and market expectations, and recommendations of the investment strategy group of Columbia Management Group, Inc., the parent company of the fund's adviser. In selecting equity securities, the adviser favors stocks with long-term growth potential that are expected to outperform their peers over time. The adviser also forecasts the direction and degree of change in long-term interest rates to help in the selection of debt securities. Investment grade debt securities purchased by the fund will have one of the top four ratings assigned by Standard & Poor's Rating Group (S&P) or Moody's Investors Service, Inc. (Moody's), or will be unrated securities determined by the adviser to be of comparable quality. When deemed appropriate by the adviser, however, the fund may invest up to 10% in non-investment grade debt securities (also known as "junk bonds"). The fund keeps at least 25% of its total assets in fixed income investments, including debt securities and preferred stocks, at all times. The fund may also invest up to 25% of its net assets in foreign securities and up to 10% of its net assets in REITs.

The Alger American Fund

Alger American MidCap Growth Portfolio (Class O) seeks long-term capital appreciation. This portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index.

Pioneer Variable Contracts Trust

Pioneer Equity Income VCT Portfolio seeks current income and long-term growth of capital from a portfolio consisting of primarily income producing equity securities of U.S. corporations.

Following are the fourteen Eligible Funds which are publicly offered mutual funds.

AIM Funds

AIM Small Cap Growth Fund (Class A) seeks long-term growth of capital. Under normal market conditions, the fund seeks to meet this objective by investment of at least 80% of its total assets in equity securities of small-capitalization companies. The Fund considers a company to be a small-capitalization company if it has a market capitalization at the time of purchase no larger than the largest company in the Russell 2000 Index during the previous 12 months. The Fund may also invest up to 20% of its total assets in equity securities of U.S. issuers that have market capitalizations greater than that of the largest company in the Russell 2000 Index, and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money market instruments, all of which are issued by U.S. issuers. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

American Century Funds (Investor Class)

American Century Equity Income Fund seeks to provide current income. Capital appreciation is a secondary objective. The fund seeks to meet these objectives by investing in common stocks of companies that the fund's managers believe have a favorable dividend-paying history that have prospects for dividend payments to continue or increase. Under normal market conditions, the fund managers intend to keep at least 85% of the fund's assets invested in income-paying securities and at least 65% of its assets in U.S. equity securities.

American Century Income & Growth Fund seeks to provide long-term capital growth. Income is a secondary objective. The fund seeks to meet these objectives by investing in common stocks primarily from the largest 1,500 publicly traded U.S. companies (measured by the value of their stock). This is determined by using a computer model that combines measures of a stock's value, as well as measures of its growth potential. To measure value, the fund managers use ratios of stock price-to-book value and stock price-to-cash flow, among others. To measure growth, the fund managers use, among others, the rate of growth of a company's earnings and changes in its earnings estimates. The fund managers' goal is to create a fund that provides better returns than the Standard & Poor's 500 Index, without taking on significant additional risk. The fund managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund essentially fully invested in stocks regardless of the movement of stock prices generally.

Artisan Funds, Inc. (Investor Class)

Artisan International Fund seeks maximum long-term capital growth. Under normal market conditions, this fund seeks to meet this objective by investing at least 65% of its net assets in stocks of foreign companies.

Federated Equity Funds

Federated Capital Appreciation Fund (Class A) seeks to provide capital appreciation. Under normal market conditions, the fund invests primarily in common stock of companies with large and medium market capitalizations that offer superior growth prospects or of companies whose stock is undervalued.

Janus Funds

Janus Twenty Fund seeks long-term growth of capital. Under normal market conditions, it seeks to meet this objective by investing primarily in common stocks selected for their growth potential. The fund normally concentrates its investments in a core group of 20-30 common stocks.

Janus Worldwide Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. Under normal market conditions, it seeks to meet this objective by investing primarily in common stocks of any size throughout the world. The fund normally invests in issuers from at least five countries, including the United States; however, the fund may, under unusual circumstances, invest in fewer than five countries or even a single country.

Janus Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. Under normal market conditions, it seeks to meet this objective by investing primarily in common stocks selected for their growth potential. The fund normally concentrates its investments in larger, more established companies. The fund may invest without limit in foreign equity and debt securities and less than 35% of its net assets in high-yield/high-risk bonds ("junk bonds"). The fund manager applies a "bottom up" approach in choosing investments. In other words, the fund manager looks for companies with earnings growth potential one at a time.

Legg Mason Equity Funds

Legg Mason Value Trust (Financial Intermediary Class) seeks long-term growth of capital. Under normal market conditions, the fund invests primarily in equity securities that, in the adviser's opinion, offer the potential for capital growth. The adviser follows a value discipline in selecting securities, and therefore seeks to purchase securities at large discounts to the adviser's assessment of their intrinsic value. Intrinsic value, according to the adviser, is the value of the company measured, to different extents depending on the type of company, by factors such as, but not limited to, the discounted value of its projected future free cash flows, the company's ability to earn returns on capital in excess of its cost of capital, private market values of similar companies and the costs to replicate the business.


MFS(R) Strategic Growth Fund

MFS Strategic Growth Fund seeks capital appreciation. Under normal market conditions, the fund invests at least 65% of its net assets in common stocks and related securities, such as preferred stock, bonds, warrants, or rights convertible into stock and depositary receipts for these securities, of companies which the fund's investment adviser believes offer superior prospectus for growth. Equity securities may be listed on a securities exchange or traded in the over-the-counter markets.

Oppenheimer Funds

Oppenheimer Capital Appreciation Fund (Class A) seeks capital appreciation. Under normal market conditions, the fund invests mainly in common stocks of "growth companies." These may be newer companies or established companies of any capitalization range that the investment adviser believes may appreciate in value over the long term. The Fund currently focuses mainly on mid-cap and large-cap domestic companies, but buys foreign stocks as well.

PIMCO Funds: Pacific Investment Management Series

PIMCO Total Return Fund (Administrative Class) seeks maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the fund seeks to achieve its investment objective by investing at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration normally varies within a three- to six-year time frame based on the investment adviser's forecast for interest rates.

RS Investment Trust

RS Emerging Growth Fund seeks capital appreciation. Under normal market conditions, it seeks to meet this objective by investing primarily in smaller, rapidly growing emerging companies. The fund generally invests in industry segments that the fund's managers believe are experiencing rapid growth and in companies with proprietary advantages. Franklin Strategic Series Funds Franklin Small-Mid Cap Growth Fund seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of U.S. small capitalization (small cap) companies and in the equity securities of mid capitalization (mid cap) companies. Shareholders will be given 60 days' advance notice of any change to this policy. For this fund, mid cap companies are those companies with market cap values not exceeding $8.5 billion and small cap companies are those companies with market cap values not exceeding: (i) $1.5 billion; or (ii) the highest market cap value in the Russell 2000 Index; whichever is greater at the time of purchase. That index consists of 2,000 small companies that have publicly traded securities. Market capitalization is defined as share price multiplied by the number of common stock shares outstanding. In most instances, the fund manager intends to continue to hold an investment for further capital growth opportunities even if, through market appreciation, the company's market cap value exceeds the small or mid cap measures described above.

Eligible Fund Investment Advisers

Maxim Series Fund, Inc. is advised by GW Capital Management, LLC (doing business as Maxim Capital Management, LLC ("MCM")), 8515 E. Orchard Road, Greenwood Village, Colorado 80111, a wholly owned subsidiary of Great-West.

The Alger American Fund is advised by Fred Alger Management, Inc., 111 Fifth Avenue, New York, New York 10003.

Fidelity Variable Insurance Products Fund is advised by Fidelity Management & Research Company, 2 Devonshire Street, Boston Massachusetts 02109.

The Janus Aspen Series is advised by Janus Capital Management LLC, 100 Fillmore Street, Denver, Colorado 80206.

Pioneer Variable Contracts Trust is advised by Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109.

The SteinRoe Variable Investment Trust is advised by Stein Roe & Farnham Incorporated, One South Wacker Drive, Chicago, Illinois 60606. Nordea Investment Management North America, Inc., 437 Madison Avenue, New York, New York 10022, is the investment sub-adviser to Stein Roe Balanced Fund, Variable Series (Class
A).


AIM Funds are advised by A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

The American Century Investor Class Equity Income Fund and American Century Income & Growth Fund are advised by American Century Investment Management, Inc., 4500 Main Street, Kansas City, Missouri 64111.

Artisan Funds, Inc. is advised by Artisan Partners Limited Partnership, 1000 North Water Street, Suite 1770, Milwaukee, Wisconsin 53202-3197.

INVESCO Stock Funds, Inc. is advised by INVESCO Funds Group, Inc., 4350 Monaco Street, Denver, Colorado 80237.

Janus Worldwide Fund, Janus Fund and Janus Twenty Fund are advised by Janus Capital Management, LLC, 100 Fillmore Street, Denver, Colorado 80206.

RS Emerging Growth Fund is advised by RS Investment Management, L.P., 388 Market Street, Suite 200, San Francisco, California 94111.

The Franklin Small-Mid Cap Growth Fund is advised by Franklin Advisers, Inc., One Franklin Parkway, San Mateo, California 94403.

The MFS Strategic Growth Fund is advised by Massachusetts Financial Services Company, 500 Boylston Street, Boston, Massachusetts 02116.

PIMCO Funds: Pacific Investment Management Series are advised by Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, California 92660.

The Federated Equity Funds are advised by Federated Investment Management Company, Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222. Oppenheimer Funds are advised by OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York 10018.

Legg Mason Equity Funds are advised by Legg Mason Fund Adviser, Inc., 100 Light Street, Baltimore, Maryland 21202.

Maxim Series Fund Sub-Advisers

Maxim Series Fund currently operates under a manager-of-managers structure under an order issued from the SEC, which permits MCM, without shareholder approval, to hire sub-advisors to manage the investment and reinvestment of the assets of a number of Maxim Series Fund, Inc. portfolios. These sub-advisers are subject to the review and supervision of MCM and the board of directors of Maxim Series Fund, Inc.

Ariel Capital Management, Inc. serves as the sub-adviser to the Maxim Ariel Mid-Cap Value Portfolio and the Maxim Ariel Small-Cap Value Portfolio. Ariel is located at 200 E. Randolph Drive, Chicago, Illinois 60601.

BNY Investment Advisors serves as the sub-adviser of the Maxim Stock Index, Maxim Index 600, Maxim Growth Index and Maxim Value Index Portfolios. BNY is located at One Wall Street, New York, New York 10286.

INVESCO Global Asset Management (N.A.), Inc. serves as the sub-adviser to the Maxim INVESCO ADR Portfolio. INVESCO Global Asset Management (N.A.), Inc. is located at 1360 Peachtree Street, Atlanta, Georgia 30309.

Loomis, Sayles & Company, LP ("Loomis Sayles") serves as the sub-adviser to the Maxim Loomis Sayles Bond Portfolio and the Maxim Loomis Sayles Small-Cap Value Portfolio. Loomis Sayles is located at One Financial Center, Boston, Massachusetts 02111.

Massachusetts Financial Services Company ("MFS") serves as the sub-adviser to the Maxim MFS Small-Cap Growth Portfolio. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

Templeton Investment Counsel, LLC serves as the sub-adviser of the Maxim Templeton International Equity Portfolio. Templeton is located at Broward Financial Centre, 500 East Broward Blvd, Suite 2100, Fort Lauderdale, Florida 33394.

T. Rowe Price Associates, Inc. serves as the sub-adviser to the Maxim T. Rowe Price Equity/Income Portfolio and the Maxim T. Rowe Price MidCap Growth Portfolio. T. Rowe Price is located at 100 East Pratt Street, Baltimore, Maryland 21202. It is a wholly owned subsidiary of the T. Rowe Price Group, Inc.

Reinvestment and Redemption

All dividend distributions and capital gains made by an Eligible Fund will be automatically reinvested in shares of that Eligible Fund on the date of distribution. We will redeem Eligible Fund shares to the extent necessary to make annuity or other payments under the Group Contracts.

Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Eligible Fund managers anticipate changing economic and market conditions. There is no guarantee that any of these Eligible Funds will achieve their stated objectives.

Where to Find More Information About the Eligible Funds

Additional information about the Eligible Funds can be found in the current prospectuses for the Eligible Funds, which can be obtained by calling Great-West at 800-701-8255, or by writing to Great-West at D790 - Great-West Retirement Services Marketing, P.O. Box 1700, Denver, Colorado 80201-9952. The Eligible Funds' prospectuses should be read carefully before you make a decision to invest in a Variable Account.

THE SEPARATE ACCOUNTS

One or more Separate Accounts may be available under your Group Contract if the Group Contractholder selected Separate Account(s) under its Plan. Please consult with your Group Contractholder or employer, as the case may be, or a GWFS authorized representative for more information concerning the availability of Separate Accounts under your Group Contract.

The Separate Accounts are administered and accounted for as part of Great-West's general business. However, the income, gains or losses of each Separate Account are credited to or charged against the assets held in that Separate Account, without regard to other income, gains or losses of any other Great-West segregated investment account and without regard to any other business Great-West may conduct. Under Colorado law, the assets of the Separate Accounts are not chargeable with liabilities arising out of any other business Great-West may conduct. The amounts allocated to the Separate Account are not covered by state guarantee funds.

Amounts allocated to a Separate Account earn a stated rate of interest that is based upon an interest calculation method that takes into account the current yield of the securities in the Separate Account and amortizes the difference between the market value of these securities and the amortized cost of these securities. The resulting rate is guaranteed and applied to all Participant Annuity Account Values held in the Separate Account for the following quarter. The interest rate will never be less than a minimum guaranteed interest rate that is stated in your Group Contract.

The amounts allocated to a Separate Account will be subject to an investment management fee. Please see your Group Contract for additional information regarding this fee.

Certain limitations apply on Transfers, withdrawals or other distributions from the Separate Accounts Values held in the Separate Account. Please see your Group Contract for additional information regarding the Separate Account(s).

Your interest in Separate Account(s) is not considered a security and is not subject to review by the Securities and Exchange Commission.

THE FIXED ACCOUNT

One or more Fixed Accounts may be available under your Group Contract if the Group Contractholder selected Fixed Accounts (s) under its Plan. Please consult with your Group Contractholder or employer, as the case may be, or a GWFS authorized representative for more information concerning the availability of Fixed Accounts under your Group Contract.

Amounts allocated to a Fixed Account are held in the General Account.

Amounts allocated to a Fixed Account earn a rate of return set by Great-West in its sole discretion. This rate will never be less than the guaranteed interest rate that is stated in your Group Contract. Certain limitations may apply on Transfers, withdrawals or other distributions from the Fixed Accounts and the Transfers to the Fixed Accounts. In addition, a withdrawal charge or a loss of interest penalty may apply. Please see your Group Contract for additional information regarding the Fixed Account(s).

Your interest in Fixed Account(s) is not considered a security and is not subject to review by the Securities and Exchange Commission.

THE GROUP CONTRACTS

Group Contract Availability

The Group Contract is generally purchased by employers or certain associations or organizations to fund their retirement plans. Great-West issues the Group Contract in connection with:

o       401(a) plans;
o       401(k) plans;
o       403(b) plans;
o       457 (b) or (f) plans;
o       415(m) plans; and
o       NQDC plans.

The Group Contract is generally owned by the employer, association or organization. For Group Contracts issued in connection with certain 403(b) Plans, the Group Contractholder has no right, title or interest in the amounts held under the Group Contract and the Participants make all elections under the Group Contract. For all other Plans, Participants have only those rights that are specified in the Plan.

Purchasing an Interest in the Group Contract

Eligible organizations may acquire a Group Contract by completing and sending the appropriate forms to Great-West. Once Great-West approves the forms, Great-West issues a Group Contract to the Group Contractholder. If you are eligible to participate in the Plan, you may purchase an interest in the Group Contract by completing a Participant Enrollment Form and delivering it to your employer or Group Contractholder, as applicable, or a GWFS representative. Your Participant Enrollment Form will be forwarded to Great-West for processing. Please consult with your employer or the Group Contractholder, as the case may be, for information concerning your eligibility to participate in the Plan and the Group Contract.

Contributions

Except as limited by the Code or your Plan, there is no minimum amount of or number of Contributions. Contributions may be made at any time for you until the earlier of: (a) the Participant's death; (b) Payment Commencement Date; (c) election of a Periodic Payment Option, if applicable; or (d) the termination of the Participant Annuity Account. The amount of Contributions to be paid by the Group Contractholder in respect of any Participant will be determined by the Group Contractholder. All Contributions must be in currency of the United States of America.

We will receive a report of the amount paid as Contributions and this report is conclusive and binding on the Group Contractholder and any person or entity claiming an interest under the Group Contract. When the Group Contractholder's report does not coincide with the Contribution received and the inconsistency is not resolved within a period of time required under the law, Great-West will return the Contribution to the payor.

Great-West's prior approval may be required for any Contribution that causes a Participant Annuity Account Value to exceed $1,000,000.

Participant Annuity Account

When Great-West accepts your Participant Enrollment Form, we will establish a Participant Annuity Account in your name to reflect all of your transactions under the Group Contract. You will receive a statement of your Participant Annuity Account Value no less frequently than annually. You may also review your Participant Annuity Account Value through KeyTalk(R) or via the Internet.

ACCUMULATION PERIOD

Participant Enrollment Form and Initial Contribution

If your Participant Enrollment Form is complete, we will allocate your initial Contributions to the Variable Accounts, Separate Account or Fixed Account according to the instructions you provide on your Participant Enrollment Form within two business days of receipt of the Participant Enrollment Form at our Administrative Offices. If your enrollment form is incomplete, we will contact you or the Group Contractholder to obtain the missing information. If your Participant Enrollment Form remains incomplete for five business days, Great-West will immediately return your Contribution(s). If Great-West completes a Participant Enrollment Form within five business days of Great-West's receipt of the incomplete enrollment form, Great-West will allocate your initial Contribution within two business days of the Participant Enrollment Form's completion in accordance with your allocation instructions. However, if your Participant Enrollment Form is incomplete solely because you have not provided complete allocation instructions, Great-West will consider the Participant Enrollment Form to be complete if the Plan has made an election with respect to the selection of a default investment option to which such funds are to be allocated. Upon completion of your Participant Enrollment Form, the initial Contribution will be allocated to the Variable Account(s), Separate Account(s) or Fixed Account(s) as you instruct on your Participant Enrollment Form. In any event, if your Participant Enrollment Form remains incomplete after 105 days, Great-West will return your Contribution along with investment earnings, if any.

Free Look Period

Where required by law, you may have the ability to cancel your interest in the Group Contract for any reason by delivering or mailing a Request to cancel to our Administrative Offices or to an authorized agent of Great-West within 10 days after Great-West receives your completed application form (or longer where required by law). We must receive your cancellation Request in person or postmarked prior to the expiration of the free look period. Upon cancellation, we will refund the greater of (1) Contributions, less partial withdrawals; or,
(2) your Participant Annuity Account Value.

Subsequent Contributions

Great-West will allocate subsequent Contributions according to the allocation instructions you provided in the Participant Enrollment Form. Great-West will allocate Contributions on the Valuation Date we receive them.

You may change your allocation instructions at any time by Request. Such change will be effective the later of (1) the date you specify in your Request or (2) the Valuation Date on which Great-West receives your Request at our Administrative Offices. Once you change your allocation instructions, those instructions will be effective for all subsequent Contributions until you elect to change them again.

Participant Annuity Account Value

Before the Payment Commencement Date, your Participant Annuity Account Value is the total value of your Variable Account Value and the Fixed Account Value credited to your Participant Annuity Account.

Before the Payment Commencement Date, the Variable Account Value is the sum of your interest in the Variable Accounts and the Separate Accounts. Your Variable Account Value reflects the value of the Accumulation Units credited to you in each Variable Account as well as the value of your interest in the Separate Accounts, if any.

The value of a Participant's interest in a Variable Account is the total dollar amount of all Accumulation Units credited to you. When you allocate Contributions or make Transfers to a Variable Account, Great-West credits you with Accumulation Units. Great-West determines the number of Accumulation Units credited to you by dividing your Contribution, less Premium Tax, if any, or the amount of the Transfer to a Variable Account by that Variable Account's Accumulation Unit value. The number of Accumulation Units will decrease for charges deducted and Transfers, withdrawals or loans, if available, from the Variable Account.

Great-West determines the Accumulation Unit value on each Valuation Date. Great-West calculates each Variable Account's Accumulation Unit value at the end of each Valuation Period by multiplying the value of that unit at the end of the prior Valuation Period by the Variable Account's Net Investment Factor for the Valuation Period. The formula used to calculate the Net Investment Factor is set forth in Appendix B.

The value of a Variable Account's assets is determined at the end of each Valuation Date.

If the Group Contractholder has selected Fixed Account(s) and/or Separate Account(s) under your Group Contract, please see your Group Contract for information regarding the Fixed Account Value and Separate Account Value.

Making Transfers Under the Group Contract

Prior to your Payment Commencement Date, you can Transfer your Participant Annuity Account Value among the Variable Accounts, Separate Accounts and Fixed Accounts subject to the limitations of your Group Contract.

Requesting Transfers

Great-West reserves the right to require a minimum amount that may be transferred and to require the Transfer of the remaining amount held in an investment option if it would be less than the minimum amount we allow to be held in that investment option. Your Request must specify:

o    the amounts being transferred,
o the Variable Accounts, Separate Accounts or Fixed Accounts from which the Transfer is to be made, and
o the Variable Accounts, Separate Accounts or Fixed Accounts that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Variable Accounts each calendar year. However, Great-West reserves the right to limit, upon notice, the number of Transfers you can make. Also, there is currently no charge for Transfers. Great-West reserves the right to charge a fee for excess Transfers. You may make Transfers by telephone or through the Internet.

Great-West will use reasonable procedures in monitoring and accepting telephonic and Internet Transfer Requests designed to ensure that those Requests are genuine such as requiring certain identifying information, tape recording telephone instructions, and providing written confirmation of a transaction. Great-West will not be liable for losses resulting from telephone or Internet Requests reasonably believed to be genuine.

Great-West reserves the right to suspend telephone or Internet transaction privileges at any time, for some or all Group Contracts, and for any reason.

A Transfer will take effect on the later of the date designated in the Request or the Valuation Date that Great-West receives the Transfer Request at our Administrative Offices. If Great-West receives a Transfer Request within 30 days of the Payment Commencement Date, Great-West may delay the Payment Commencement Date by not more than 30 days. Additional Transfer conditions apply to Transfers to or from the Fixed Accounts and the Separate Accounts. Please see your Group Contract for more information.

We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges at any time. Transfer restrictions may be necessary to protect investors from the negative effect large and/or numerous Transfers can have on portfolio management. Moving large amounts of money may also cause a substantial increase in Eligible Fund transaction costs that must be borne by you.

Although you are permitted to make Transfers by telephone or through the Internet, we reserve the right to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you. Transfer Requests by fax will not be accepted. Transfers among the Variable Accounts may also be subject to terms and conditions imposed by the Eligible Funds.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from any Variable Account to any other Variable Account. These systematic Transfers may be used to Transfer values from the Maxim Money Market Variable Account to other Variable Accounts as part of a dollar cost averaging strategy. Dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. It does, however, allow you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time.

You can set up automatic dollar cost averaging on the following frequency periods: monthly, quarterly, semi-annually or annually. Your Transfer will be initiated on the Valuation Date you select one frequency period following the date of the Request. For example, if we receive a Request for quarterly Transfers on January 9, your first Transfer will be made on April 9 (or the following business day, as applicable) and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. There will be no additional cost for using dollar cost averaging.

If there are insufficient funds in the applicable Variable Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Variable Account. Dollar cost averaging will terminate automatically when you start taking payments from a payment option.

Dollar cost averaging Transfers must meet the following conditions:

    o The minimum amount that can be Transferred out of a Variable Account, Separate Account or Fixed Account is $100 per month.

    o You must:

     (1)  specify the dollar amount to be Transferred,

     (2) designate the Variable Account(s), Separate Account(s) or Fixed Account(s) to which the Transfer will be made, and

     (3) designate the percent of the dollar amount to be allocated to each Variable Account, Separate Account or Fixed Account into which you are transferring money. The Accumulation Unit values will be determined on the Transfer date.

Great-West reserves the right to modify, suspend or terminate dollar cost averaging at any time for any reason.

Please note that there may be transfer restrictions that apply to the Separate Account and/or Fixed Account. Please consult with your Group Contractholder or employer, as the case may be, or a GWFS authorized representative for more information regarding transfer restrictions.

Rebalancer

Because the value of your Variable Accounts will fluctuate with the investment performance of the Eligible Funds, your asset allocation plan percentages may become out of balance over time. Rebalancer allows you to automatically reallocate your Variable Account Value to maintain your desired asset allocation. Participation in Rebalancer does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market.

You can set up Rebalancer as a one-time Transfer or on a quarterly, semi-annual or annual basis. If you select to rebalance only once, the Transfer will take place on the Valuation Date specified in your Request.

If you select to rebalance on a quarterly, semi-annual or annual basis, the first Transfer will be initiated on the Valuation Date one frequency period following the date of the Request. For example, if we receive a Request for quarterly Transfers on January 9, your first Transfer will be made on April 9 (or the following business day, as applicable) and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. There will be no additional cost for using Rebalancer.

On a Rebalancing Valuation Date your money will be automatically reallocated among the Variable Accounts, Separate Accounts and Fixed Accounts based on your allocation instructions. You can change your allocation instructions at any time by Request. The Rebalancer option will terminate automatically when you start taking payments from an annuity payment option.

Rebalancer Transfers must meet the following conditions:

   o You must specify the percentage of your Variable Account Value you would like allocated to each Variable Account, Separate Account or Fixed Account and the frequency of rebalancing. You may modify the allocations or stop the Rebalancer option at any time, by Request.

You may not participate in dollar cost averaging and Rebalancer at the same time.

There may be transfer restrictions that apply to the Separate Account and/or Fixed Account. Please contact your employer or Group Contractholder, as the case may be, or a GWFS authorized representative for information regarding transfer restrictions applicable to your Plan.

Great-West reserves the right to modify, suspend, or terminate the Rebalancer option at any time and for any reason.

Loans

   o Loans are not available under 415(m), NQDC, non-governmental 457(b) or 457(f) plans.

   o Loans may be available under 401(a), 401(k), 403(b) or governmental 457(b) plans.

   o A  Participant  Loan  Charge  may  apply  (See  Charges  and  Deductions:
     Participant Loan Charge).

   o Consult your employer or Group Contractholder, as the case may be, for complete details.

Total and Partial Withdrawals

You may be allowed to Request a total or partial withdrawal at any time subject to any limitations or restrictions contained in the Code or your Plan.

Payment Requests for a partial withdrawal 30 or fewer days prior to the Payment Commencement Date, may delay the Payment Commencement Date by up to 30 days.

Payment Requests for partial withdrawal must specify the Variable Account(s), Separate Account(s) or Fixed Account(s) from which the partial withdrawal is to be made.

The amount available for any withdrawal is your Participant Annuity Account Value as determined on the Valuation Date you Request the withdrawal to be made. Great-West will process your withdrawal Request on the later of the date selected in the Request or the Valuation Date on which Great-West receives the Request at our Administrative Offices.

Withdrawal proceeds attributable to the Variable Accounts and will generally be paid by Great-West within seven days of the Valuation Date on which Great-West processes your Request, though payment may be postponed for a period in excess of seven days as permitted by the Investment Company Act of 1940. You may apply the amount payable upon a total withdrawal to a payment option other than a lump-sum payment.

After a total withdrawal of your Participant Annuity Account Value or at any time such value is zero, all of your rights under the Group Contract will terminate.

Withdrawal Requests must be in writing. If your instructions are not clear, your Request will be denied and will not be processed.

There are additional conditions that apply to a partial or total withdrawal of your Fixed Account Value or from the Separate Account(s). Certain restrictions apply to partial or total withdrawals under a Group Contract. (See "Federal Tax Consequences.")

Great-West reserves the right to require a minimum amount that may be transferred from a Fixed Account and to require the Transfer of the remaining amount held in an investment option if it would be less than the minimum amount we allow to be held in that investment option. In addition, there may be certain tax consequences to you when you make withdrawals. (See "Federal Tax Consequences.")

Making a Withdrawal for Transfers to Other Companies Under the Plan

If allowed under your Group Contract and the Code, all or a portion of the Participant Annuity Account Value may be withdrawn and transferred to an account currently offered by another investment provider under the Plan. Transfers will generally be permitted as follows:

     o Individual Participant Transfers will be based upon the Participant Annuity Account Value.

     o    No Transfers are permitted after the Payment Commencement Date.

     o The restrictions, if any, of the Fixed Account, Separate Account and/or Variable Account are met.

You may have to pay a contingent deferred sales charge upon a partial or total withdrawal. (See "Charges and Deductions".) Please consult with your Group Contractholder or employer, as the case may be, or a GWFS authorized representative for more information about making Transfers to Other Companies under the Plan.

Contribution Cessation

In the future, either Great-West or the Group Contractholder may determine that no further Contributions will be made under the Group Contract. Should this occur, then Great-West or the Group Contractholder, as applicable, shall provide the other party 90 days written notice that no future Contributions or Transfers will be made (this is referred to as a Contribution Cessation Date). After the Contribution Cessation Date, Great-West shall continue to administer all Participant Annuity Accounts in accordance with the provisions of the Group Contract until the Group Contract is terminated.

In the event that a Contribution Cessation Date is declared and the Group Contract is terminated, the Group Contractholder must, by Request, elect one of the following Cessation Options:

o  Cessation Option (1):

   Great-West will maintain each Participant Annuity Account until it is applied to a payment option. A contingent deferred sales charge, if applicable, will apply to Transfers to Other Companies.

o  Cessation Option (2):

   Great-West will pay, within seven (7) days of the Contribution Cessation Date, the Variable Account Values of the Participant Annuity Accounts to either the Group Contractholder or a person designated in writing by the Group Contractholder as the successor provider of the Group Contractholder's plan. Great-West will pay the sum of the Fixed Account Values of the Participant Annuity Accounts as of the Contribution Cessation Date to either the Group Contractholder or a person designated in writing by the Group Contractholder as the successor provider of the Group Contractholder's plan, in 20 equal quarterly installments.

o  Cessation Option (3):

   In the event of an early termination under certain Group Contracts, Great-West will pay the Variable Account Values in accordance with the procedure described in Cessation Option (2). Great-West will pay the sum of the Participant Annuity Account Values in the Separate and Fixed Account(s) according to the terms and conditions of such Separate or Fixed Fund Account. This Option may not be available under all Group Contracts. See your Group Contract for more information.

If the Group Contractholder has not elected a cessation option within thirty
(30) days of the Contribution Cessation Date, Cessation Option (1) will be deemed to have been elected.

Death Benefit

Payment of Death Benefit

Depending upon the terms of the Group Annuity Contract, Great-West may pay a death benefit to your beneficiary if you die before the Payment Commencement Date. In general, the amount payable on death will be:

Option 1:

         o If you die prior to age 70, the death benefit will be the greater of: (1) your Participant Annuity Account Value less any withdrawals and any applicable Premium Tax, or (2) the sum of all Contributions paid less any withdrawals and any applicable Premium Tax.

         o If you die on or after your 70th birthday, the death benefit will be your Participant Annuity Account Value, less any Premium Taxes.

Option 2:

For certain Group Contracts, the amount payable on death will be the Participant Annuity Account Value net of any outstanding loan balance, less any Premium Tax. Please see your Group Contract for more information on the amount payable on death.

You designate the beneficiary to whom the death benefit will be paid. Please see your Group Contract to determine if your Contract provides Option 1 or Option 2.

Your beneficiary may elect to receive the death benefit under any of the payment options available under this Group Contract as allowed by the Code and the Plan. The Code requires distributions made after the Participant's death to be made on or before the designated beneficiary's required beginning date in a manner and amount consistent with section 401(a)(9) of the Code as it is in effect at the time of the distribution. It is the beneficiary's responsibility to Request payments in accordance with the minimum distribution requirements and to pay any penalties resulting from a failure to Request timely payments in the proper amount.

Your Participant Annuity Account Value, for purposes of determination of the death benefit, will be calculated at the end of the Valuation Period during which we receive both proof of death and an election by the person receiving payment at Great-West's Administrative Offices. If no election is made, your Participant Annuity Account Value will be determined 60 days after the date on which proof of death is received.

Distribution of the Proceeds

o If the beneficiary Requests a lump-sum or partial lump-sum payment, the proceeds will be paid within seven (7) days of Great-West's receipt of such election and adequate proof of death.

o If the beneficiary Requests any Annuity Payment Option, the annuity payment shall commence thirty (30) days after the receipt of both such election and adequate proof of death.

o If a beneficiary does not choose a payment option, then the Request will be deemed incomplete and will be returned to the beneficiary for completion.

Great-West will pay the death benefit in accordance with any applicable laws and regulations governing payment of death benefits, subject to postponement in certain circumstances as permitted by the Investment Company Act of 1940 or by state insurance laws.

You may designate or change a beneficiary by sending us a Request. Each change of beneficiary revokes any previous designation. Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

        o if there is more than one primary surviving beneficiary, the Participant Annuity Account Value will be shared equally among them;

        o if any primary beneficiary dies before the Participant, that beneficiary's interest will pass to any other named surviving primary beneficiary or beneficiaries, to be shared equally;

        o if there is no surviving primary beneficiary, the Participant
          Annuity Account Value will pass to any surviving contingent beneficiary and, if more than one contingent beneficiary survives the Participant, it will be shared equally among them;

        o if no beneficiary survives the Participant, or if the designation of beneficiary was not adequately made, the Participant Annuity Account Value will pass to the Participant's estate.

CHARGES AND DEDUCTIONS

The charges and deductions we assess will vary by Group Contract. Please contact your employer or the Group Contractholder, as the case may be, or your GWFS representative to determine the actual charges and deductions which are applicable to your Group Contract.

Contract Maintenance Charge

o We may deduct a contract maintenance charge from your Participant Annuity Account of not more than $30 for each calendar year. Depending on the terms of your Group Contract, we may deduct this charge monthly, quarterly, semi-annually or annually.

o If your Participant Annuity Account is established after that date, the contract maintenance charge will be deducted on the first day of the next quarter and will be pro-rated for the year remaining.

o The deduction will be pro-rated between your Variable, Separate and/or Fixed Accounts based upon their respective values on the date of deduction.

o The Group Contractholder may elect to pay such contract maintenance charge to Great-West separately. If such an election has been made, then no charge will be made against the Variable Accounts, Separate Account or Fixed Accounts unless payment is not received by the due date.

o No refund of this charge will be made.

o The contract maintenance charge on 403(b) plan Group Contracts may be waived for an initial period of no less than 12 months and up to 15 months, depending on the date you began participating under the Group Contract. Please see your Group Contract to determine if this is applicable.

o This Charge is assessed to reimburse us for some of our administrative expenses relating to the establishment and maintenance of Participant Annuity Accounts.

Contingent Deferred Sales Charge

Withdrawals of all or a portion of your Participant Annuity Account Value, payments made under a periodic payment option, or transfers to Other Companies may be subject to a contingent deferred sales charge ("CDSC"). The amount of the CDSC depends on the type of Plan and the Group Contract in which you participate. The CDSC is a percentage of (i) the amounts you withdraw from your Participant Annuity Account Value and paid to you or paid as a Transfer to Other Companies; or (ii) contributions to your Participant Annuity Account Value or Contributions in the last 72 months to your Participant Annuity Account Value. The CDSC will be assessed at a rate between 0% and 6% of the amount withdrawn or at a rate between 0 and 8.5% of your Contributions or of the last 72 months' Contributions. In no event will the CDSC exceed 8.5% of Contributions made by the Participant under the Group Contract. Currently there are two (2) annual rates as set forth in Appendix C. Additional rates may be created in the future. Only one rate will apply to your Group Contract. For the CDSC that applies under your Group Contract, please contact your employer or the Group Contractholder, as the case may be, or your GWFS representative

The CDSC is deducted from your payment. Thus, for example (assuming a 6% CDSC):

    If you Request a withdrawal of $100, (and assuming that the entire withdrawal is subject to a 6% CDSC) you would receive a payment of $94.

The CDSC is paid to Great-West to cover expenses relating to the sale and distribution of the Group Contracts, including commissions, the cost of preparing sales literature, and other promotional activities. In certain circumstances, sales expenses associated with the sale and distribution of a Group Contract may be reduced or eliminated and, in such event, the CDSC applicable to that Group Contract may likewise be reduced. Whether such a reduction is available will be determined by Great-West based upon consideration of the following factors:

     o    size of the prospective group,
     o    projected annual Contributions for all Participants in the group,
     o    frequency of projected withdrawals,
     o    type and frequency of administrative and sales services provided,
     o level of contract maintenance charge, administrative charge and mortality and expense risk charge or variable asset charge, as applicable,
     o    type and level of communication services provided, and
     o    number and type of plans.

We will notify a prospective purchaser of its eligibility for a reduction of the CDSC prior to the acceptance of an application for coverage.

It is possible that the CDSC will not be sufficient to enable Great-West to recover all of its distribution expenses. In such case, the loss will be borne by Great-West out of its general account assets.

Contingent Deferred Sales Charge Waiver

The CDSC may be waived in the following situations:

     o    The Participant dies; or

     o    The Participant severs employment; or

     o The Participant suffers a Plan approved hardship or unforeseeable emergency; or

     o The Participant Requests an Annuity Payment Option with a life contingent or an annuity payment period or periodic payment period of at least thirty-six months; or

     o    The  Participant  Requests a  withdrawal  from his or her  Participant
          Annuity Account paid as a Transfer to Other Companies, a loan or a Qualified Domestic Relations Order.

Great-West reserves the right to modify the waiver of the CDSC, and this waiver may only be applied in accordance with the terms of the Plan and applicable Code sections. Please consult your Group Contract for more information.

Contingent Deferred Sales Charge Free Amount

You may be eligible for a CDSC "Free Amount."

o The CDSC "Free Amount" is an amount against which the CDSC will not be assessed.

o The "Free Amount" shall not exceed 10% of the Participant Annuity Account Value at December 31 of the previous calendar year and will be applied on the first distribution payment or Transfer to Other Company made in that year.

All additional distributions, payments or Transfers to Other Company during that calendar year will be subject to a contingent deferred sales charge without application of any "Free Amount."

Mortality and Expense Risk Deductions

For Group Contracts, under which your death benefit is as described in Option 1 (See "Payment of Death Benefit"), we deduct a mortality and expense risk charge to compensate us for bearing certain mortality and expense risks under the Group Contracts. The level of this charge is guaranteed and will not increase above an annual effective rate of 1.25%. However, the amount charged and the methodology we use to calculate that amount may vary by Group Contract. Depending on the terms of your Group Contract, we may assess this charge as:

    1) a daily deduction from the assets of each Variable Account (the "Daily M&E Deduction"); or

    2) a periodic deduction from your Participant Annuity Account Value (the "Periodic M&E Deduction").

You will never pay both a Daily M&E Deduction and a Periodic M&E Deduction. Please consult with your employer or Group Contractholder, as the case may be, or your GWFS representative for more information on how the mortality and expense risk charge is calculated under your Group Contract.

The Daily M&E Deduction

The Daily M&E Deduction is a charge we deduct from each Variable Account's Accumulation Unit value on each Valuation Date in accordance with the Net Investment Factor formula described in Appendix B. The amount of the Daily M&E Deduction that you will pay depends on the terms of your Group Contract. It will be assessed at a rate between 0% and 1.25%. Currently there are six annual rates as set forth in Appendix B. Additional rates may be created in the future. Only one rate will apply to your Group Contract.

We determine the daily rate of this mortality and expense risk charge by dividing the applicable annual rate under your Group Contract by 365.

Periodic M&E Deduction

Unlike the Daily M&E Deduction, which is deducted from each Variable Account's Accumulation Unit Value on each Valuation Date, the Periodic M&E Deduction is assessed during the accumulation period as a percentage of your Participant Annuity Account Value as of the end of the period for which we are making the deduction. Therefore, the Periodic and Daily M&E Deduction is assessed against the amounts in the Variable Accounts. Depending on the terms of your Group Contract, we may assess this charge monthly, quarterly, semi-annually or annually. The level of this charge varies by Group Contract. It will be assessed at an annual rate ranging from 0% to 1.00% of Participant Annuity Account Value depending on your Group Contract.

For example, if the annual rate of the Periodic M&E Deduction under your Group Contract is 1.00% and the terms of your Group Contract require us to deduct the charge quarterly, Great-West will deduct, at the end of each quarter, 0.25% of your Participant Annuity Account Value.

The Periodic M&E Deduction will appear on your Participant statements as a dollar amount charged against your Participant Annuity Account Value. Great-West will deduct this charge on a pro rata basis from the value of your Variable and Fixed Accounts. However, Great-West reserves the right to deduct this charge from your Variable Account Value only.

After the Payment Commencement Date, however, all Contracts are assessed the mortality and expense risk charge at an equivalent daily rate. (See the discussion on the Daily M&E Deduction above.)

You should know that the two methods of deducting the mortality and expense risk charge may give rise to different investment results even where the charge is assessed at identical rates.

Participant Annuity Account Values and annuity payments are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payments determined in accordance with the Group Contract. This means that you can be sure that neither the person receiving payment's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payments under the Contract.

We bear substantial risk in connection with the death benefit before the Payment Commencement Date since we bear the risk of unfavorable experience in your Variable Accounts, see "Death Benefit" for additional information.

The expense risk assumed is the risk that our actual expenses in administering the Group Contracts and the Series Account will be greater than anticipated.

In certain circumstances, the risk of adverse mortality and expense experience associated with a Group Contract may be reduced. In such event, the mortality and expense risk charge applicable to that Group Contract may likewise be reduced. Whether such a reduction is available will be determined by Great-West based upon consideration of the following factors:

     o    size of the prospective group,

     o    projected annual Contributions for all Participants in the group,

     o    frequency of projected distributions,

     o    type and frequency of administrative and sales services provided, and

     o    level of contract maintenance charge, administrative charge and CDSC.

Great-West will notify a prospective purchaser of its eligibility for a reduction of the mortality and expense risk charge prior to the acceptance of an application for coverage.

If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge.

Variable Asset Charge Deductions

For Group Contracts, under which your death benefit is as described in Option 2 (See "Payment of Death Benefit"), we deduct a variable asset charge to compensate us for bearing certain expense risks under the Group Contracts. The level of this charge is guaranteed and will not increase above an annual effective rate of 1.25%. However, the amount charged and the methodology we use to calculate that amount may vary by Group Contract. Depending on the terms of your Group Contract, we may assess this charge as:

    1) a daily deduction from the assets of each Variable Account (the "Daily VAC Deduction"); or

    2) a periodic deduction from your Participant Annuity Account Value (the "Periodic VAC Deduction").

You will never pay both a Daily VAC Deduction and a Periodic VAC Deduction. Please consult with your employer or Group Contractholder, as the case may be, or your GWFS representative for more information on how the variable asset charge is calculated under your Group Contract.

The Daily VAC Deduction

The Daily VAC Deduction is a charge we deduct from each Variable Account's Accumulation Unit value on each Valuation Date in accordance with the Net Investment Factor formula described in Appendix B. The amount of the Daily VAC Deduction that you will pay depends on the terms of your Group Contract. It will be assessed at a rate between 0% and 1.25%. Currently there are six annual rates as set forth in Appendix B. Additional rates may be created in the future. Only one rate will apply to your Group Contract.

We determine the daily rate of this mortality and expense risk charge by dividing the applicable annual rate under your Group Contract by 365.

Periodic VAC Deduction

Unlike the Daily VAC Deduction, which is deducted from each Variable Account's Accumulation Unit Value on each Valuation Date, the Periodic VAC Deduction is assessed during the accumulation period as a percentage of your Participant Annuity Account Value as of the end of the period for which we are making the deduction. Therefore, the Periodic and Daily VAC Deduction is assessed against the amounts in the Variable Accounts. Depending on the terms of your Group Contract, we may assess this charge monthly, quarterly, semi-annually or annually. The level of this charge varies by Group Contract. It will be assessed at an annual rate ranging from 0% to 1.00% of Participant Annuity Account Value depending on your Group Contract.

For example, if the annual rate of the Periodic VAC Deduction under your Group Contract is 1.00% and the terms of your Group Contract require us to deduct the charge quarterly, Great-West will deduct, at the end of each quarter, 0.25% of your Participant Annuity Account Value.

The Periodic VAC Deduction will appear on your Participant statements as a dollar amount charged against your Participant Annuity Account Value. Great-West will deduct this charge on a pro rata basis from the value of your Variable and Fixed Accounts. However, Great-West reserves the right to deduct this charge from your Variable Account Value only.

After the Payment Commencement Date, however, all Contracts are assessed the variable asset charge at an equivalent daily rate. (See the discussion on the Daily VAC Deduction above.)

You should know that the two methods of deducting the variable asset charge may give rise to different investment results even where the charge is assessed at identical rates.

With respect to the variable asset charge, Great-West assumes the risk that our actual expenses in administering the Group Contracts and the Series Account will be greater than anticipated.

In certain circumstances, the risk of adverse expense experience associated with a Group Contract may be reduced. In such event, the variable asset charge applicable to that Group Contract may likewise be reduced. Whether such a reduction is available will be determined by Great-West based upon consideration of the following factors:

     o    size of the prospective group,

     o    projected annual Contributions for all Participants in the group,

     o    frequency of projected distributions,

     o    type and frequency of administrative and sales services provided, and

     o    level of contract maintenance charge, administrative charge and CDSC.

Great-West will notify a prospective purchaser of its eligibility for a reduction of the variable asset charge prior to the acceptance of an application for coverage.

If the variable asset charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge.

Transfer Charge

Great-West reserves the right to charge a maximum of $25 for each Transfer within the Group Contract and/or to other investment options under the Plan after the twelfth transfer in a calendar year. Each Request is considered to be one Transfer regardless of the number of Fixed, Variable or Separate Accounts affected by the Transfer. The Transfer Charge will be deducted proportionately from all from which Fixed, Variable or Separate Accounts the Transfer is made.

Benefit Withdrawal Charge

The benefit withdrawal charge is a fee we deduct, authorized by your Group Contractholder, in connection with certain 401(k) Plans. This charge is deducted pro rata against your Participant Annuity Account Value to compensate Great-West for the expenses associated with processing the benefit withdrawal. Please contact your employer or Group Contractholder, as the case may be, or a GWFS authorized representative for information regarding transfer restrictions applicable to your Plan.

Participant Loan Charge

The participant loan charge is a fee we deduct, authorized by your Group Contractholder, in connection with certin 401(k) Plans. This charge is deducted pro rata against your Participant Annuity Account Value to compensate Great-West for the expenses associated with processing and administering your loan over the life of the loan. Please contact your employer or Group Contractholder, as the case may be, or a GWFS authorized representative for information regarding transfer restrictions applicable to your Plan.

Premium Tax Deductions

Great-West presently intends to pay any Premium Tax levied by any governmental entity as a result of the existence of the Participant Annuity Account or the Series Account. Great-West reserves the right to deduct the Premium Tax from Participant Annuity Account Values instead of Great-West making the Premium Tax payments. Notice will be given to all Participants prior to the imposition of any such deductions from the Participant Annuity Account Values. The applicable Premium Tax rates that states and other governmental entities impose currently range from 0% to 3.5% and are subject to change by the respective state legislatures, by administrative interpretations or by judicial act. Such Premium Tax will depend, among other things, on the state of residence of a Participant and the insurance tax laws and status of Great-West in these states when the Premium Tax is incurred.

Expenses of the Eligible Funds

The net asset value of the Eligible Funds reflects the deduction of the Eligible Funds' fees and deductions. You bear these costs indirectly when you allocate to a Variable Account. The Eligible Funds' prospectuses describe these fees and deductions.

LUMP SUM PAYMENT OPTION

You may Request that all or a portion of your Participant Annuity Account be applied to a lump sum payment option provided you are eligible to receive a distribution under the terms of the Plan and the Code. Subject to the provisions of the Separate Account(s) and Fixed Account(s), the amount applied to a lump sum payment option is the amount requested as a lump sum, less any Premium Tax and applicable fees in the Group Contract. Please see your Group Contract for more information.

PERIODIC PAYMENT OPTIONS

You may Request that all or part of your Participant Annuity Account Value be applied to a periodic payment option provided you are eligible to receive a distribution under the terms of the Plan and Code. The amount applied to a periodic payment option is your Participant Annuity Account Value, less any Premium Tax, if any.

     o A periodic payment option may not be used to effect Transfers under Revenue Ruling 90-24 for 403(b) Plan Participants.

     o All outstanding loan balances must be paid in full or treated as a distribution before you are eligible for a periodic payment option.

In Requesting periodic payments, you must elect:

     o    The payment frequency of either 12-, 6-, 3- or 1-month intervals;

     o    A payment amount--a minimum of $100 is required;

     o The calendar day of the month and year on which payments will begin (payments shall not begin on the 29th, 30th or 31st of the month; and

     o    One payment option

     o To allocate your payments from your Variable, Separate and/or Fixed Accounts in proportion to the assets in each account, or

     o select the Variable, Separate and/or Fixed Account(s) from which payments will be made.

Once the Variable, Separate and/or Fixed Accounts have been depleted, we will automatically prorate the remaining payments against all remaining available Variable, Separate and/or Fixed Accounts unless you Request the selection of another Variable, Separate and/or Fixed Account.

You may change the withdrawal option and/or the frequency once each calendar year unless you are a participant in a non-governmental 457(b), 457(f), 415(m) or NQDC plan in which case you may not elect to change the withdrawal option and/or the frequency of payments.

While periodic withdrawals are being received:

     o You may continue to exercise all contractual rights that are available prior to electing an annuity payment option. You may continue to make Contributions only if you have elected to receive income of a specified amount.

     o You may keep the same investment options as were in force before periodic payments began.

     o Charges and fees under the Group Contract, if applicable, continue to apply, except as noted below:

          o Great-West will not deduct a contingent deferred sales charge to periodic payments lasting a minimum of 36 months.

          o we will deduct a contingent deferred sales charge and/or a loss of interest charge on amounts partially withdrawn from a Fixed Account.

Periodic payments will cease on the earlier of the date:

     o the amount elected to be paid under the option selected has been reduced to zero.

     o    the Participant Annuity Account Value is zero.

     o You Request that withdrawals stop (non-governmental 457(b), 457(f), 415(m) or NQDC Plan Participants may not elect to cease withdrawals).

     o    You die.

If you choose to receive payments from the Group Contract through periodic payments, you may select from the following payment options.

Option 1--Income for a specified period of at least 36 months. You elect the length of time over which payments will be made. The amount paid will vary based on the duration you choose.

Option 2--Income of a specified amount for at least 36 months. You elect the dollar amount of the payments. Based on the amount elected, the duration may vary.

Option 43 - Minimum Distribution. Minimum distributions are not available for 457(f) and NQDC plan Participants. For all other plans, you may Request to receive your minimum distribution from the Group Contract as specified under Code section 401(a)(9).

If you die while receiving periodic payments, any periodic payments remaining to be paid as of the Participant's date of death will be paid to the Participant's beneficiary. The beneficiary will receive payments remaining under the payment option in effect as of the date of the Participant's death unless a lump sum is elected on the appropriate death claim Request form. If periodic payments stop, you may resume making Contributions. Great-West may limit the number of times you may restart a periodic payment program.

Periodic payments made for any purpose may be taxable, subject to withholding and the 10% penalty tax. Retirement plans are subject to complex rules with respect to restrictions on and taxation of distributions, including penalty taxes. A competent tax adviser should be consulted before a periodic payment option is Requested.

ANNUITY PAYMENT OPTIONS

A Payment Commencement Date and the form of annuity payments may be elected at any time during the Accumulation Period.

Under 403(b), 401(a), 401(k) and 457(b) Plans, the Payment Commencement Date elected generally must, to avoid the imposition of an excise tax, not be later than:

April 1 of the calendar year following the later of either:

     o    the calendar year in which the Participant attains age 701/2; or

     o the calendar year in which the Participant retires or such other date as may be prescribed by the Code.

Under all of the above-noted retirement programs, it is your responsibility to file the necessary Request with Great-West. Under 457(f), 415(m) and NQDC Plans, there is no required Payment Commencement Date.

The Payment Commencement Date may be postponed or accelerated, or the election of any of the annuity payment options changed, upon Request received by Great-West at its Administrative Offices up to 30 days prior to the existing Payment Commencement Date. If any Payment Commencement Date elected would be less than 30 days from the date that the Request is received, Great-West may delay the date elected by not more than 30 days.

You can choose from the annuity payment options described below, as well as any other annuity payment options which Great-West may choose to make available in the future. Except as otherwise noted, the annuity payment options are payable on a variable, fixed or combination basis. More than one annuity payment option may be elected. If no annuity payment option is elected, the Group Contracts automatically provide for variable life annuity (with respect to the variable portion of your Participant Annuity Account) and/or a fixed life annuity (with respect to the Guaranteed portion of your Participant Annuity Account) with 120 monthly payments guaranteed. All or a portion of a Participant Annuity Account may be applied to an Annuity Payment Option selected by the payee. The level of annuity payments under the following options is based upon the option selected and, depending on the option chosen, such factors as the age at which payments begin and the frequency and duration of payments.

The amount to be applied to an Annuity Payment Option is: (i) the Participant Annuity Account Value; less (ii) Premium Tax, if any, as of the Payment Commencement Date; less (ii) any fees described in your Group Contract.

Option No. 1: Life Annuity

This option provides an annuity payable monthly during the lifetime of the payee. It would be possible under this option for the Annuitant to receive no annuity payment if he/she died prior to the date of the first annuity payment, one annuity payment if the Annuitant died before the second annuity payment, etc.

Option No. 2: Life Annuity with Payments Guaranteed for Designated Periods

This option provides an annuity payable monthly throughout the lifetime of the payee with the guarantee that if, at the death of the payee, payments have been made for less than the designated period, the beneficiary will receive payments for the remainder of the period. The designated period may be 5, 10, 15, or 20 years. The period generally referred to as "Installment Refund" is available only on a fixed-dollar payment basis.

Option No. 3: Income of Specified Amount (available only as fixed-dollar payments)

Under this option, the amount of the periodic benefit is selected. This amount will be paid to the payee in equal annual, semiannual, quarterly, or monthly installments as elected.

Option No. 4: Income for Specified Period (available only as fixed-dollar payments)

Under this Option, the duration of the periodic benefit is selected, and a resulting annuity payment amount will be paid to the payee in equal annual, semiannual, quarterly, or monthly installments, as elected.

Other fixed-dollar payment options acceptable to the Company may be offered.

Fixed Annuity Payments

The guaranteed level of fixed annuity payments will be determined on the basis of: (i) the Fixed Account Value prior to the Payment Commencement Date; and (ii) the type of annuity option(s) elected. The payment amount may be greater, however, if Great-West is using a more favorable table as of a Participant's Payment Commencement Date.

Proof of Age and Survival

Great-West may require proof of age or survival of any payee upon whose age or survival payments depend. If the age of the Participant, or beneficiary, as applicable has been misstated, the payments established will be made on the basis of the correct age. If payments were too large because of misstatement, the difference with interest may be deducted by us from the next payment or payments. If payments were too small, the difference with interest may be added by us to the next payment. This interest is at an annual effective rate that will not be less than the interest rate guaranteed by the Group Contract.

Frequency and Amount of Annuity Payments

Fixed Annuity payments will be paid annually, semiannually, quarterly or monthly, as Requested. However, if any payment to be made under any annuity payment option will be less than $50, Great-West may make the payments in the most frequent interval that produces a payment of at least $50. If the net amount available to apply under any annuity payment option is less than $5,000, Great-West may pay it in one lump sum.

FEDERAL TAX CONSEQUENCES

Introduction

The following discussion is a general description of federal income tax considerations relating to the Group Contracts and is not intended as tax advice. This discussion assumes that the Group Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Group Contract. If you are concerned about these tax implications, you should consult a competent tax advisor before initiating any transaction.

This discussion is based upon Great-West's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Group Contracts are designed for use by groups under retirement programs which may qualify for special tax treatment under 401(a), 401(k), 403(b), 457(b), 457(f) or 415(m) of the Code. or a NQDC Plan.

Taxation of Annuities in General

Section 72 of the Code governs the taxation of annuities in general and distributions from qualified plans. A Participant in a qualified plan is not generally taxed on increases (if any) in the value of a Participant Annuity Account until a distribution occurs. The taxable portion of a distribution is taxable as ordinary income.

Currently, none of the amounts contributed to a 457(b) or 457(f), or 415(m) or NQDC plan constitute cost basis in the Group Contract. Thus, all amounts distributed to Participants from a 457(b) or 457(f), 415(m) or NQDC plan are taxable at ordinary income rates. For qualified plans and 403(b) plans, amounts contributed on an after-tax basis constitute cost basis at time of distribution. If a Group Contract will be held by a taxable employer (e.g., a sole proprietorship, partnership or corporation), the investment gain on the Group Contract is included in the entity's income each year. This rule does not apply where the Group Contract is held under a 401(a), 401(k), or 403(b) Plan. If the employer maintaining a 457(b) or 457(f) or 415(m) Plan is either a state or local government or a tax-exempt organization, the employer may not be subject to tax on the gain in the Group Contract. If this Group Contract is intended to be held by a taxable employer that entity may wish to discuss these matters with a competent tax adviser.

401(a) Plans

Section 401(a) of the Code provides special tax treatment for pension, profit-sharing and stock bonus plans established by employers or employee organizations for their employees. All types of employers, including for-profit organizations, tax-exempt organizations and state and local governments, are allowed to establish and maintain 401(a) plans. Employer Contributions and any earnings thereon are currently excluded from the Participant's gross income. Generally, the total amount of employer and employee Contributions which can be contributed to all of an employer's defined contribution qualified plans is limited to the lesser of $40,000 or 100% of a Participant's compensation as defined in section 415 of the Code, as indexed from time to time. Distributions from the plan are subject to the restrictions contained in the plan document and the Code. Participants should consult with their employer or employee organization as to the limitations and restrictions applicable to their plan.

401(k) Plans

Section 401(k) of the Code allows non-governmental employers or employee organizations, rural cooperatives, Indian tribal governments and rural irrigation and water conservation entities to offer a cash or deferred arrangement to employees under a profit-sharing or stock bonus plan. Currently, state and local governments are not permitted to establish 401(k) plans. However, under a grandfather rule, certain plans adopted before certain dates in 1986 may continue to be offered by governmental entities. Pre-tax salary reduction Contributions and any income thereon are currently excluded from the Participant's gross income. Generally, the maximum elective deferral amount that an individual may defer on a pre-tax basis to one or more 401(k) plans is limited to an applicable dollar amount, as indexed from time to time. Elective deferrals to a 401(k) plan must also be aggregated with elective deferrals made by a Participant to a 403(b) plan, to a simplified employee pension or to a SIMPLE retirement account. For 2003, the total amount of elective deferrals that can be contributed to all such plans is $12,000. This amount increases by $1,000 each year to $15,000 in 2006. Beginning in 2007, the $15,000 limit will be adjusted for cost-of-living increases in $500 increments.

The contribution limits in section 415 of the Code also apply. The amount a highly compensated employee may contribute may be further reduced to enable the plan to meet the discrimination testing requirements. Amounts contributed to a 401(k) plan are subject to FICA and FUTA tax when contributed.

If allowed by the plan, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code.

Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the Plan and included in the Participant's gross income. Excess amounts that are not properly corrected can have severe adverse consequences to the Plan and may result in additional taxes to the Participant.

Pre-tax amounts deferred into the plan within the applicable limits, and the net investment gain, if any, reflected in the Participant Annuity Account Value are included in a Participant's gross income only for the taxable year when such amounts are paid to the Participant under the terms of the plan. Elective deferrals and earnings thereon may not be distributed prior to age 59 1/2, unless the Participant dies, becomes disabled, severs employment or suffers a genuine financial hardship meeting the requirements of the Code. Restrictions apply to the amount that may be distributed for financial hardship. Participants should consult with their employer as to the availability of benefits under the Plan.

403(b) Plans

Tax-exempt organizations described in section 501(c)(3) of the Code and public educational organizations are permitted to purchase 403(b) plans for employees. Amounts contributed toward the purchase of such annuities are excluded from the gross income of the Participant in the year contributed to the extent that the Contributions do not exceed

     o    the contribution limit in section 415 of the Code; and

     o    the elective deferral limit in section 402(g) of the Code.

Elective deferrals to a 403(b) Plan must also be aggregated with elective deferrals made by the Participant to a 401(k) plan, a simplified employee pension or a SIMPLE retirement account. For 2003, the total amount of elective deferrals that can be contributed to all such plans is $12,000. This amount increases by $1,000 each year to $15,000 in 2006. Beginning in 2007, the $15,000 limit will be indexed for inflation in $500 increments.

Amounts contributed to a 403(b) plan are subject to FICA and FUTA tax when contributed.

The net investment gain, if any, reflected in a Participant Annuity Account Value is not taxable until received by the Participant or his beneficiary.

If allowed by the plan, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code.

Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the plan and included in the Participant's gross income in accordance with IRS rules and federal Treasury regulations. Excess amounts that are not properly corrected can have severe adverse consequences to the plan and may result in additional taxes to the Participant.

Distribution Restrictions apply:

Pre-1989 salary reduction Contributions to a 403(b) Plan may be distributed to an employee at any time, subject to a 10% penalty on withdrawals prior to age 59 1/2, unless an exception applies under section 72(t) of the Code.

Post-1988 Salary Reduction Contributions and earnings, and the earnings on the December 31, 1988 account balance as well as all amounts transferred from a 403(b)(7) custodial account, may not be distributed prior to age 59 1/2, unless the Participant:

     o    dies,
     o    becomes disabled,
     o    severs employment; or
     o suffers a genuine financial hardship meeting the requirements of the Code. Restrictions apply to the amount that may be distributed for financial hardship.

If allowed by the plan, the Participant may make an in-service transfer of an amount to a defined benefit governmental plan for purchase of permissible service credits.

457(b) Plans

Section 457(b) of the Code allows state and local governmental employers and certain tax-exempt organizations to establish and maintain an eligible deferred compensation plan for its employees and independent contractors.

Federal income tax is deferred on Contributions to a 457(b) Plan and the earnings thereon to the extent that the aggregate amount contributed per year for a Participant does not exceed the lesser of the applicable dollar amount (as adjusted for cost-of-living increases) or 100% of a Participant's includible compensation. For 2003, the maximum amount that may be contributed is $12,000. This amount increases by $1,000 each year to $15,000 in 2006. Beginning in 2007, the $15,000 limit will be indexed for inflation in $500 increments.

Contributions and earnings may not be distributed prior to the calendar year in which the Participant severs employment with the employer, attains age 70 1/2 or incurs an approved unforeseeable emergency. A Participant may transfer an amount to a defined benefit governmental plan for the purchase of permissible service credits. Restrictions apply to the amount that may be distributed for an unforeseeable emergency.

For governmental 457(b) plans only, and if the plan document so allows, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code.

 Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the Plan and included in the Participant's gross income. Excess amounts that are not properly corrected can have severe adverse consequences to the Plan and may result in additional taxes to the Participant.

457(f) Plans

Section 457(f) of the Code allows state and local governmental employers and non-governmental tax-exempt employers to establish and maintain a nonqualified deferred compensation plan.

A Participant in a 457(f) Plan is not subject to federal income tax on Contributions to the nonqualified plan and the earnings thereon until the tax year in which the Contributions and earnings are no longer subject to a substantial risk of forfeiture as provided in the underlying plan document.

There are no Code restrictions on distributions from a 457(f) Plan. However, distributions from a 457(f) Plan are subject to the provisions of the underlying plan.

415(m) Plans

Section 415(m) of the Code allows state and local governmental employers to establish and maintain an excess benefit plan for employees whose benefits are limited by the qualified plan contribution and benefit limits under section 415 of the Code.

A Participant in a 415(m) plan is not subject to federal income tax on Contributions to the excess benefit plan and the earnings thereon until the tax year in which the Contributions are made available to the Participant or his beneficiary as provided in the underlying excess benefit plan document.

There are no Code restrictions on distributions from a 415(m) Plan. However, distributions from a 415(m) Plan are subject to the provisions of the underlying plan.

NQDC Plans

Any employer other than a governmental or tax-exempt employer may establish and maintain a NQDC Plan for a select group of management or highly compensated employees under a NQDC Plan.

A Participant in a NQDC Plan is not subject to federal income tax on Contributions to the NQDC Plan and earnings thereon until the tax year in which the Contributions are made available to the Participant or his beneficiary as provided in the underlying nonqualified deferred compensation plan document.

There are no tax restrictions on distributions from a NQDC Plan. However, distributions from the NQDC Plan are subject to the provisions of the underlying plan.

An employer may not take a deduction for a Contribution to a NQDC Plan until the year in which the Contribution is included in the gross income of the employee.

Portability

When a Participant is eligible to take a distribution from a 401(a), 401(k), 403(b) or governmental 457(b) Plan, eligible rollover distributions may be rolled over to any eligible retirement plan as provided in the Code. Amounts properly rolled over will not be included in gross income until a subsequent distribution is made. However, an eligible rollover distribution that is not directly rolled over is subject to mandatory income tax withholding at a 20% rate. See the discussion under Federal Income Tax Withholding later in this Prospectus.

If allowed by the employer's plan document or the annuity contract or custodial account agreement, Revenue Ruling 90-24 allows Participants and Beneficiaries in a 403(b) Plan to transfer funds from one 403(b) annuity or custodial account to another 403(b) annuity contract or custodial account with the same or more stringent restrictions without incurring current taxation. Amounts distributed from a NQDC Plan, a non-governmental 457(b) Plan, a 457 (f) Plan or a 415(m) Plan cannot be rolled over to an eligible retirement plan.

Required Beginning Date/Required Minimum Distributions

Distributions from a 401(a), 401(k), 403(b) and 457(b) Plan must begin no later than April 1 of the calendar year following the later of:

    o  the calendar year in which the Participant attains age 70 1/2; or
    o  the calendar year in which the Participant retires,

called the Required Beginning Date.

All amounts in a 401(a), 401(k), 403(b) and 457(b) Plan must be distributed in compliance with the minimum distribution requirements of Code section 401(a)(9) and the regulations promulgated thereunder. Generally, the minimum distribution amount is determined by using the account balance at the end of the prior calendar year, the Participant's age in the current year, and the applicable distribution period as set forth in the federal Treasury regulations. Participants whose sole beneficiary is their surviving spouse who is more than 10 years younger may elect a joint and survivor life expectancy calculation.

Currently, if the amount distributed does not meet the minimum requirements, a 50% penalty tax on the amount which was required to be, but was not, distributed may be imposed upon the employee by the IRS under section 4974 of the Code. These rules are extremely complex, and the Participant should seek the advice of a competent tax adviser.

Federal Taxation of Distributions

All payments received from a 401(a), 401(k), 403(b) or governmental 457(b) plan are normally taxable in full as ordinary income to the Participant. Since Contributions received from salary reduction have not been previously taxed to the Participant, they are not treated as a cost basis for the Group Contract. The Participant will have a cost basis for the Group Contract only when after-tax Contributions have been made.

If the Participant takes the entire value in his Participant Annuity Account in a single sum cash payment, the full amount received will be ordinary income in the year of receipt unless after-tax Contributions were made. If the distribution includes after-tax Contributions, the amount in excess of the cost basis will be ordinary income.

A "10-year averaging" procedure may also be available for lump sum distributions from a 401(a) or 401(k) Plan to individuals who attained age 50 before January 1, 1986.

For further information regarding lump sum distributions, a competent tax adviser should be consulted.

Partial distributions received before the payment starting date by a Participant who has made after-tax Contributions are taxed under a rule that provides for pro rata recovery of cost, under section 72(e)(8) of the Code. If an employee who has a cost basis for his contract receives life annuity or installment payments, the cost basis will be recovered from the payments under the annuity rules of section 72 of the Code. Typically, however, there is no cost basis and the full amount received is taxed as ordinary income in the year distributed.

All amounts received from a non-governmental 457(b) Plan, a 457 (f) Plan, a 415(m) plan or a NQDC Plan, whether in the form of total or partial withdrawals or annuity payments are taxed in full as wages to the Participant in the year distributed.

Early Distribution Penalty Taxes

Penalty taxes may apply to certain distributions from 401(a), 401(k) and 403(b) Plans. Distributions made before the Participant attains age 59 1/2 are premature distributions and subject to an additional tax equal to 10% of the amount of the distribution which is included in gross income in the tax year. However, under Code section 72(t), the penalty tax will not apply to distributions:

    (1) made to a beneficiary on or after the death of the Participant;

    (2) attributable to the Participant's being disabled within the meaning of Code section 72(m)(7);

    (3) made as a part of a series of substantially equal periodic payments (at least annually) for the life or life expectancy of the Participant or the joint lives or joint life expectancies of the Participant and his designated beneficiary;

    (4) made to a Participant on account of separation from service after attaining age 55;

    (5) properly made to an alternate payee under a qualified domestic relations order;

    (6) made to a Participant for medical care, but not in excess of the amount allowable as a medical expense deduction to the Participant for amounts paid during the taxable year for medical care;

    (7) timely made to correct an excess aggregate contribution;

    (8) timely made to reduce an excess elective deferral; or

    (9) made subject to an Internal Revenue Service levy imposed on the plan.

Exception (3) above (substantially equal payments) applies to distributions from 401(a) and 401(k) plans only if the series of payments begins after the participant separates from service. If exception (3) above was selected at the time of the distribution but the series of payments is later modified or discontinued (other than because of death or disability) before the later of:

o       the Participant reaching age 591/2or,
o       within five years of the date of the first payment,

then the Participant is liable for the 10% penalty plus interest on all payments received before age 59 1/2. This penalty is imposed in the year the modification or discontinuance occurs. The premature distribution penalty tax does not apply to distributions from a 457(b), 457(f), 415(m) or NQDC plan.

Distributions on Death of Participant

Distributions made to a beneficiary from a 401(a), 401(k), 457(b) or 403(b) plan upon the Participant's death must be made pursuant to the rules contained in Code section 401(a)(9) and the regulations thereunder in effect at the time of distribution.

Federal Income Tax Withholding

Effective January 1, 2002, certain distributions from 401(a), 401(k), 403(b) and governmental 457(b) plans are defined as "eligible rollover distributions."

   o Generally, any eligible rollover distribution is subject to mandatory income tax withholding at the rate of 20% unless the employee elects to have the distribution paid as a direct rollover to an IRA or to another eligible retirement plan as defined in the Code.

   o With respect to distributions other than eligible rollover distributions, amounts will be withheld from annuity (periodic) payments at the rates applicable to wage payments and from other distributions at a flat 10% rate, unless the Participant elects not to have federal income tax withheld.

Currently, all amounts distributed are tax reported on IRS Form 1099-R.

Currently, distributions to a Participant from a non-governmental 457(b), a 457(f), a 415(m) or NQDC Plan retain their character as wages and are tax reported on IRS Form W-2. Federal income taxes must be withheld under the wage withholding rules. Participants cannot elect not to have federal income tax withheld. Payments to beneficiaries are not treated as wages and are tax reported on IRS Form 1099-R. Federal income tax on payments to beneficiaries will be withheld from annuity (periodic) payments at the rates applicable to wage withholding, and from other distributions at a flat 10% rate, unless the beneficiary elects not to have federal income tax withheld.

Seek Tax Advice

The above discussion of the federal income tax consequences is only a brief summary and does not represent tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Group Contract depend on your individual circumstances or the circumstances of the recipient of the distribution. A competent tax adviser should be consulted for further information.

PERFORMANCE RELATED INFORMATION

From time to time, Great-West may advertise yields and average annual total returns for the Eligible Funds. In addition, Great-West may advertise the effective yield of the Maxim Money Market Fund. Great-West may advertise both standardized and non-standardized performance data for the Variable Accounts. All performance information will be based on historical information and is not intended to indicate future performance.

The yield of the Maxim Money Market Fund refers to the annualized income generated by an investment in that Eligible Fund over a specified 7-day period. It is calculated by assuming that the income generated for that seven-day period is generated each 7-day period over a period of 52 weeks and is shown as a percentage of the investment.

The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Variable Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of the assumed reinvestment.

The yield calculations do not reflect the effect of any CDSC or any Premium Tax that may be applicable to the Group Contract. To the extent that any CDSC or Premium Taxes are applicable to the Group Contract, the yield of that Variable Account will be reduced. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

   Variable Account      Yield    Effective
                                    Yield

  Maxim Money Market     To be filed by amendment

Average annual total return quotations represent the average annual compounded rate of return that would equate to an initial investment of $1,000 to the redemption value of that investment (excluding Premium Tax, if any) on the last day of each period for which total return quotations are provided.

The following table illustrates standardized and non-standardized average annual total return for the one, five and ten year periods (or the period since inception, as appropriate) ended December 31, 2003. The standardized data reflect the deduction of the CDSC and the highest level of all other fees and charges under the Group Contract that would be imposed upon a total withdrawal, and are calculated from the inception date of the Variable Account. The non-standardized data reflect the deductions of all fees and charges under the Group Contract, and are:

o shown without the effect of any CDSC imposed upon a total withdrawal of your interest in the Group Contract, and are calculated from the inception date of the Variable Account;

o shown with the effect of the CDSC imposed upon a total withdrawal of your interest in the Group Contract, and are calculated from the inception date of the Eligible Fund and includes periods preceding the inception date of the corresponding Variable Account; and

o shown without the effect of any CDSC imposed upon a total withdrawal of your interest in the Group Contract, and are calculated from the inception date of the Eligible Fund and includes periods preceding the inception date of the corresponding Variable Account.

Following the tables is a chart, which lists the inception dates of the Variable Accounts and their corresponding Eligible Funds.

AVERAGE ANNUAL TOTAL RETURNS

The following table illustrates Average Annual Total Return assuming a CDSC of x.xx%, a $30 contract maintenance charge and a 1.25% mortality and expense risk charge

    ELIGIBLE FUND                       Before        After      Before             Before      After      Before        After
                                         CDSC         CDSC        CDSC    After      CDSC       CDSC        CDSC         CDSC
                                        1 Year        1 Year    5 Years   CDSC   10 Years or,    10          10       10 Years or,
                                                                 Years   5 Years   if Less,   Years or,   Years or,   if Less, Life
                                                                                   Life of       if          if           of
                                                                                  Investment    Less,    Less, Life    Underlying
                                                                                   Division     Life         of       Fund Portfolio
                                                                                                 of      Underlying
                                                                                             Investment     Fund
                                                                                              Division    Portfolio
    Maxim Templeton
    International Equity
    Maxim INVESCO ADR
    Janus Aspen Series Worldwide Growth
    Maxim MFS Small-Cap Growth
    Maxim Loomis-Sayles Small-Cap Value
    Maxim Index 600
    Maxim Ariel Small-Cap Value
    Maxim T. Rowe Price MidCap Growth
    Alger American MidCap Growth
    Maxim Ariel Mid-Cap Value
    Fidelity VIP Growth
    Maxim Growth Index
    Maxim Stock Index
    Maxim T. Rowe Price Equity-Income
    Pioneer Equity Income VCT                                                           To be filed by amendment
    Maxim Value Index
    Fidelity VIP Contrafund
    Stein Roe Balanced, Variable Series
    Maxim Bond Index
    Maxim Loomis-Sayles Bond
    Maxim U.S. Government Securities
    Maxim Aggressive Profile I
    Maxim Moderately Aggressive Profile I
    Maxim Moderate Profile I
    Maxim Moderately Conservative Profile I
    Maxim Conservative Profile I
    American Century Equity -Income
    American Century Income & Growth
    Artisan International
    Janus Twenty
    Janus Worldwide
    RS Emerging Growth
    Franklin Small-MidCap Growth
    Janus Fund
    MFS Strategic Growth
    AIM Small Cap Growth
    PIMCO Total Return
    Oppenheimer Capital Appreciation
    Legg Mason Value Trust
    Federated Capital Appreciation

The following table sets forth the inception date of each Variable Account and the inception date of the corresponding Eligible Fund.

ELIGIBLE FUND               Eligible Fund          Eligible Fund            ELIGIBLE FUND        Eligible Fund         Eligible Fund
                            Inception Date         Inception In                                  Inception Date        Inception In
                                                  Series Account                                                      Series Account
Maxim Money Market              February 25,          October 5,         Alger American MidCap     May 3, 1993           September
                                1982                  1984               Growth                                          13, 1999
Maxim Stock Index               February 25,          October 5,         Maxim Bond Index          December 1,           September
                                1982                  1984                                         1992                  13, 1999
Maxim U.S. Government           April 8, 1985         April 4, 1985      American Century Income   December 17,          November 1,
Securities                                                               & Growth                  1990                  2000
Maxim Index 600                 December 1,           March 15, 1994     Artisan International     December 28,          June 15,
                                1993                                                               1995                  2000
Maxim Ariel Mid-Cap Value       January 3,            April 13, 1994     Janus Twenty              April 30,             June 15,
                                1994                                                               1985                  2000
Maxim Templeton                 December 1,           April 13, 1994     Janus Worldwide           May 15, 1991          June 15,
International Equity            1993                                                                                     2000
Maxim Loomis-Sayles Bond        November 1,           February 2,        RS Emerging Growth        November 30,          June 15,
                                1994                  1995                                         1987                  2000
Maxim Ariel Small-Cap Value     December 1,           November 4,        Franklin Small-MidCap     February 14,          November 1,
                                1993                  1994               Growth                    1992                  2000
Maxim INVESCO ADR               November 1,           January 5,         Janus Fund                February 5,           November 1,
                                1994                  1995                                         1970                  2000
Maxim MFS Small-Cap Growth      November 1,           January 9,         MFS Strategic Growth      January 2,           May 15, 2002
                                1994                  1995                                         1996
Maxim T. Rowe Price             November 1,           November 1,        AIM Small Cap Growth      October 18,          May 15, 2002
Equity/Income                   1994                  1994                                         1995
Maxim Value Index               December 1,           September 11,      PIMCO Total Return        September 8,         May 15, 2002
                                1993                  1997                                         1994
Maxim Growth Index              December 1,           September 11,      Oppenheimer Capital       January 22,          May 15, 2002
                                1993                  1997               Appreciation              1981
Maxim Loomis-Sayles             November 1,           September 11,      Legg Mason Value Trust    December 1,          May 15, 2002
Small-Cap Value                 1994                  1997                                         1994
Maxim T. Rowe Price MidCap      July 1, 1997          September 11,      Federated Capital         January 1,           May 15, 2002
Growth                                                1997               Appreciation              1977
Maxim Aggressive Profile I      September 9,          September 11,      American Century Income   December 17,         November 1,
                                1997                  1997               & Growth                  1990                  2000
Maxim Moderately Aggressive     September 9,          September 11,      Artisan International     December 28,         June 15,
Profile I                       1997                  1997                                         1995                  2000
Maxim Moderate Profile I        September 9,          September 11,      Janus Twenty              April 30,            June 15,
                                1997                  1997                                         1985                  2000
Maxim Moderately                September 9,          September 11,      American Century Equity   August 1,            June 15,
Conservative Profile I          1997                  1997               -Income                   1994                  2000
Maxim Conservative Profile I    September 9,          September 11,
                                1997                  1997
Fidelity VIP Growth             October 9,            April 21, 1994
                                1986
Fidelity VIP Contrafund         January 3,            November 12,
                                1995                  1998
Janus Aspen Series,             September             June 2, 1998
Worldwide Growth                13, 1993
Stein Roe Balanced, Variable    January 1,            June 2, 1998
Series                          1989
Pioneer Equity Income VCT       March 1, 1995         September 13,
                                                      1999
Maxim Money Market              February 25,          October 5,
                                1982                  1984
Maxim Stock Index               February 25,          October 5,
                                1982                  1984

VOTING RIGHTS

To the extent required by applicable law, all Eligible Fund shares held in the Series Account will be voted by Great-West at regular and special shareholder meetings of the respective Eligible Funds in accordance with instructions received from persons having voting interests in the corresponding Variable Account. If, however, the 1940 Act or any regulation should be amended, or if the present interpretation thereof should change, or if Great-West determines that we are allowed to vote all Eligible Fund shares in our own right, we may elect to do so.

Before the Payment Commencement Date, the Participant under a 403(b) plan or the Group Contractholder under all other plans has the voting interest.

The number of votes that are available will be calculated separately for each Variable Account. That number will be determined by applying the Participant's percentage interest, if any, in a particular Variable Account to the total number of votes attributable to that Variable Account. The Participant or Group Contractholder, as applicable, hold a voting interest in each Variable Account to which a Participant's Variable Account Value is allocated. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Eligible Funds.

Shares for which we do not receive timely instructions and shares held by us as to which Participants and Group Contractholders have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Group Contracts participating in the Variable Account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

DISTRIBUTION OF THE GROUP CONTRACTS

GWFS is the principal underwriter and the distributor of the Group Contracts, and is a wholly owned indirect subsidiary of Great-West. GWFS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111, telephone 1-800-701-8255.

The maximum commission as a percentage of the Contributions made under a Group Contract payable to GWFS agents, independent registered insurance brokers and other registered broker-dealers is 8.0%. An expense allowance that will not exceed 40% of the maximum commission paid may also be paid. Additionally, a maximum of 1% of Contributions may also be paid as a persistency bonus to qualifying brokers.

STATE REGULATION

As a life insurance company organized and operated under Colorado law, Great-West is subject to provisions governing such companies and to regulation by the Colorado Commissioner of Insurance. Great-West's books and accounts are subject to review and examination by the Colorado Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners ("NAIC") at least once every three years.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 36.105 of the Teacher Retirement System of Texas permits Participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity contract issued under the ORP only upon termination of employment in the Texas public institutions of higher education, retirement or death. Accordingly, if you are a Participant in the ORP you will be required to obtain a certificate of termination from your employer before you can redeem your Participant Annuity Account.

REPORTS

We will send all Participants, at least semi-annually, reports concerning the operations of the Series Account. In addition, all Participants will receive from us not less frequently than annually a statement of the Participant Annuity Account Value established in his/her name.

RIGHTS RESERVED BY GREAT-WEST

Great-West reserves the right to make certain changes if, in our judgment, they would best serve the interests of Group Contractholders or Participants or would be appropriate in carrying out the purposes of the Group Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, Great-West will obtain the Participant's or Group Contractholder's, as applicable, approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

    o To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

    o To deregister the Series Account under the Investment Company Act of 1940.

    o To Transfer any assets in any Variable Account to another Variable Account, or to any other segregated investment account we may establish from time to time; to add, combine or remove a Variable Account of the Series Account; or to combine the Series Account with other separate investment account.

    o To substitute, for the Eligible Fund shares underlying any Variable Account, the shares of another Eligible Fund or shares of another investment company or any other investment permitted by law.

    o To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

    o To change the time or time of day at which a Valuation Date is deemed to have ended.

    o To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including to change the way we assess charges, but without increasing as to any then outstanding Contract the aggregate amount of the types of charges Great-West has guaranteed.

    o To reject any application for any reason.

Great-West will provide notice of these changes to the Group Contractholder at the Group Contractholder's last known address on file with Great-West.

Because some of the Eligible Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life products, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more other separate accounts investing in the Eligible Funds. If a material conflict arises, Great-West and other affected insurance companies are required to take any necessary steps to resolve the matter, including stopping our respective separate accounts from investing in the Eligible Funds.

Adding and Discontinuing Investment Options

Great-West may, upon 30 days written notice to you, direct that you may not make any future Contributions or Transfers to a particular or Fixed Account.

When Great-West informs you that we are discontinuing a Variable Account, Separate Account or Fixed Account to which you are allocating money, we will ask that you promptly submit alternative allocation instructions. If Great-West does not receive your changed allocation instructions, we may return all affected Contributions or allocate those Contributions as indicated in the written notice provided to you. Contributions and Transfers you make to a discontinued Variable Account, Separate Account or Fixed Account before the effective date of the notice may be kept in the discontinued Variable Account, Separate Account or Fixed Accounts.

In addition, we may discontinue all investment options under the Group Contracts and refuse to accept any new Contributions. Should this occur, we will follow the procedures as set forth under the heading, "Cessation of Contributions."

If Great-West makes new Variable Accounts, Separate Accounts or Fixed Accounts available under the Group Contracts, in our sole discretion, we may or may not make those new Variable Accounts, Separate Accounts or Fixed Accounts available to you.

Substitution of Investments

When we determine to discontinue a Variable Account, in our sole discretion, we may substitute shares of another mutual fund for the shares of the corresponding Eligible Fund. No substitution may take place without prior approval of the Securities and Exchange Commission, and prior notice to you and the Group Contractholders.

LEGAL MATTERS

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Group Contract has been provided by Jorden Burt LLP.

AVAILABLE INFORMATION

We have filed a registration statement ("Registration Statement") with the Securities and Exchange Commission ("SEC") under the 1933 Act relating to the Group Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is made to the Registration Statement and exhibits for further information relating to Great-West and the Group Contracts. Statements contained in this Prospectus, regarding the content of the Group Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed as exhibits to the Registration Statement.

The SEC maintains an Internet Web site (http://www.sec.gov) that contains the Statement of Additional Information and other information filed electronically by Great-West concerning the Contract and the Series Account.

You can also review and copy any materials filed with the SEC at its Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The Statement of Additional Information contains more specific information and financial statements relating to the Series Account and Great-West. The Table of Contents of the Statement of Additional Information is set forth below:

    1.  Custodian and Independent Auditors
    2.  Underwriter
    3.  Calculation of Performance Data
    4.  Financial Statements

                  APPENDIX A - CONDENSED FINANCIAL INFORMATION

                            To be filed by amendment

              APPENDIX B - CALCULATION OF THE NET INVESTMENT FACTOR

    The Net Investment Factor for each Variable Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:

    (i) the net asset value per share of the Eligible Fund shares determined as of the end of the current Valuation Period, plus

    (ii) the per share amount of any dividend (including a deduction for an investment advisory fee) or, if applicable, capital gain distributions, made by the Eligible Fund on shares if the "ex-dividend" date occurs during the current Valuation Period, minus or plus

    (iii) a per unit charge or credit for any taxes incurred by or provided for in the Variable Account, which is determined by Great-West to have resulted from the investment operations of the Variable Account; and

(b) is the net asset value per share of the Eligible Fund shares determined as of the end of the immediately preceding Valuation Period, and

(c) is an amount representing the mortality and expense risk charge deducted from each Variable Account on a daily basis. Such amount is equal to 1.25%, 0.95%, 0.75%, 0.65%, 0.55%, or 0.00%, depending upon the Group
  Contractholder's Contract.

        The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease or remain unchanged.

        The net asset value per share referred to in paragraphs (a) (i) and (b) above, reflect the investment performance of the Eligible Fund as well as the payment of Eligible Fund expenses.

             APPENDIX C - CONTINGENT DEFERRED SALES CHARGE SCHEDULE

------------------------------------------------- -----------------------------------------------
Number of Years Participant Covered Under this    The Contingent Deferral Sales Charge Shall be
Contract and Previous Contract/Number of Years
from the Effective Date of the Group Annuity
Contract
------------------------------------------------- -----------------------------------------------
0-15                                              0 to 6% of the amount withdrawn
------------------------------------------------- -----------------------------------------------
16 or more                                        0 to 8.5% of Contributions or of the last 72
                                                  months' Contributions
------------------------------------------------- -----------------------------------------------

The information in this Statement of Additional Information is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                           FUTUREFUNDS SERIES ACCOUNT

                Group Flexible Premium Variable Annuity Contracts

                                    issued by

                   Great-West Life & Annuity Insurance Company
                              8515 E. Orchard Road
                        Greenwood Village, Colorado 80111
                        Telephone: (800) 701-8255 (U.S.)
                       (303) 737-4538 (Greenwood Village)

                       STATEMENT OF ADDITIONAL INFORMATION

        This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated _________, 2004, which is available without charge by contacting Great-West Life & Annuity Insurance Company ("GWL&A") at the above address or at the above telephone number.

                             _______________, 2004

                               TABLE OF CONTENTS

                                                                           Page

CUSTODIAN AND INDEPENDENT AUDITORS.........................................B-1
UNDERWRITER................................................................B-1
CALCULATION OF PERFORMANCE DATA............................................B-1
FINANCIAL STATEMENTS.......................................................B-2

                       CUSTODIAN AND INDEPENDENT AUDITORS

A.     Custodian

     The assets of FutureFunds Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of GWL&A. GWL&A maintains records of all purchases and redemptions of shares of the Eligible Funds. Additional protection for the assets of the Series Account is afforded by a financial institution bond issued to Great-West Lifeco Inc. in the amount of $50 million (Canadian) per occurrence, which covers all officers and employees of GWL&A.

B.     Independent Auditors

     The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for GWL&A and the Series Account. The principal business address of Deloitte & Touche LLP is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202-3942.

     The consolidated financial statements of GWL&A as of December 31, 2002 and 2003 and each of the three years in the period ended December 31, 2003, as well as the financial statements of the Series Account for the years ended December 31, 2002 and 2003, which are included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports appearing herein and are included in reliance upon such reports given upon such firm as experts in accounting and auditing.

                                   UNDERWRITER

     The offering of the Group Contracts is made on a continuous basis by GWFS Equities, Inc. ("GWFS,"), a wholly owned subsidiary of GWL&A. GWFS has received no underwriting commissions in connection with this offering.

                         CALCULATION OF PERFORMANCE DATA

A. Yield and Effective Yield Quotations for the Money Market Investment Division

     The yield quotation for the Money Market Investment Division set forth in the Prospectus is for the seven-day period ended December 31, 2003 and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

     The effective yield quotation for the Money Market Investment Division set forth in the Prospectus is for the seven-day period ended December 31, 2003 and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN +1) 365/7]-1.

     For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Participant accounts in proportion to the length of the base period, and for any fees that vary with the size of the account, the account size is assumed to be the Money Market Investment Division's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time a Participant has participated under the Group Contracts. (See Administrative Charges, Risk Charges and Other Deductions in the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Group Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Investment Division's underlying Eligible Fund are excluded from the calculation of yield.

B. Total Return Quotations for All Investment Divisions

The total return quotations for all Investment Divisions set forth in the Prospectus are average annual total return quotations for the one, five and ten year periods ended December 31, 2003, or since inception if the Investment Division has not been in existence for at least the above listed period of time. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

       P(1+T)n = ERV

               Where: P =           a hypothetical initial payment of $1,000

               T =           average annual total return

               n =           number of years

               ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5, or 10 year periods at the end of the 1, 5, or 10 year periods (or fractional portion thereof).

For purposes of the total return quotations for these Investment Divisions, the calculations take into effect all fees that are charged to the Participant Annuity Account Value, and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size. The calculations also assume a complete redemption as of the end of the particular period and the maximum applicable contingent deferred sales charge.

    In addition to standardized performance, "non-standardized performance" data is also provided. Unlike standardized performance, non-standardized performance reflects average annual total return for periods prior to the inception of the Investment Division. This is possible in cases where the underlying Eligible Fund in which the Investment Division invests was created before the Investment Division's inception date. Consequently, the underlying Eligible Fund established a performance track record even before the Investment Division was created. In the case of an Investment Division that was recently created, there will be no standardized performance to show because the Investment Division will have been in existence for less than one full year. In these cases, only non-standardized performance is provided if the underlying Eligible Fund in which such an Investment Division invests was in existence prior to the Investment Division's inception date. Both standardized performance and non-standardized performance utilize the same calculation method which reflects deductions for the highest level of recurring charges under the Group Contract. However, non-standardized performance may be shown with and without the effect of any Contingent Deferred Sales Charges imposed upon a total withdrawal of your interest in the Group Contract.

                              FINANCIAL STATEMENTS

        The consolidated financial statements of GWL&A as contained herein should be considered only as bearing upon GWL&A's ability to meet its obligations under the Group Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Participants under the Group Contracts are affected solely by the investment results of the Series Account.

                            GREAT-WEST LIFE & ANNUITY
                                INSURANCE COMPANY

--------------------------------------------------------------------------------

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
        DECEMBER 31, 2003, 2002 AND 2001 AND INDEPENDENT AUDITORS' REPORT


                           [TO BE FILED BY AMENDMENT]

                          FUTUREFUNDS SERIES ACCOUNT OF
                            GREAT-WEST LIFE & ANNUITY
                                INSURANCE COMPANY

--------------------------------------------------------------------------------

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
          DECEMBER 31, 2002, AND 2003 AND INDEPENDENT AUDITORS' REPORT


                           [TO BE FILED BY AMENDMENT]

                                     PART C
                                OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

           (a)    Financial Statements

                  The consolidated financial statements of GWL&A as of December 31, 2002 and 2003 and each of the three years in the period ended December 31, 2003, as well as the financial statements of the Series Account for the years ended December 31, 2002 and 2003, to be filed by amendment.

           (b)    Exhibits

                   (1) Copy of resolution of the Board of Directors is
                  incorporated by reference to Registrant's Post Effective Amendment No. 32 to Form N-4 registration statement filed on April 25, 2002 (File No. 2-89550).

                  (2) is not applicable.

                  (3) Form of Underwriting Agreement is incorporated by reference to Registrant's Post Effective Amendment No. 23 to Form N-4 registration statement filed on May 1, 1997 (File No. 2-89550).

                  (4) Form of each Variable Contract is filed herewith.

                  (5) Form of Application is filed herewith.

                  (6) Copies of Articles of Incorporation and Bylaws of Depositor are incorporated by reference to Pre-Effective
                  Amendment No. 2 to the registration statement filed by Variable Annuity-1 Series Account on Form N-4 on October 29, 1996, (File No. 333-01153).

                  (7) is not applicable.

                  (8) Copy of Agreement between Registrant and Maxim Series Fund; Form of Fund Participation Agreement for Unaffiliated Insurance Products Funds; and, Form of Fund Participation Agreement for Retail Funds are incorporated by reference to Registrant's Post-Effective Amendment No. 30 to Form N-4 registration statement filed on October 30, 2000 (File No. 2-89550).

                  (9) Opinion of Counsel is filed herewith.

                  (10)   (a)    Written   Consent of Jorden Burt LLP to be filed
                                by amendment.

                         (b) Written Consent of Deloitte & Touche LLP to be filed by amendment.

                  (11) is not applicable.

                  (12) is not applicable.

                  (13) Schedule for Computation of Performance is incorporated by reference to Registrant's Post-Effective Amendment No. 31 to the registration statement filed on April 30, 2001 (File No. 2-89550).

                  (14) Powers of Attorney are incorporated by reference to Registrant's Post-Effective Amendment No. 30 to Form N-4 registration statement filed on October 30, 2000 (File No. 2-89550).

Item 25.   Directors and Officers of the Depositor

                                                                       Positions and Offices
Name                     Principal Business Address                        with Depositor
----                     --------------------------                        ----------------
James Balog              2205 North Southwinds Boulevard, Apt. 307          Director
                         Vero Beach, Florida  32963

James W. Burns, O.C.            (7)                                         Director

Orest T. Dackow                 (3)                                         Director

Andre Desmarais                 (4)                                         Director

Paul Desmarais, Jr.             (4)                                         Director

Robert Gratton                  (5)                                         Chairman

Kevin P. Kavanagh, C.M.         (1)                                         Director

William Mackness         696 Whitehaven Crescent                            Director
                         London, Ontario N6G 4V4

William T. McCallum             (3)                                 Director, President and
                                                                    Chief Executive Officer

Jerry E.A. Nickerson     H.B. Nickerson & Sons Limited                      Director
                         P.O. Box 130
                         255 Commercial Street
                         North Sydney, Nova Scotia  B2A 3M2

David A. Nield           330 University Ave.                                Director
                         Toronto, Ontario M5G 1R8

Michel Plessis-Belair, F.C.A.          (4)                                  Director

Brian E. Walsh           QVan Capital, LLC                                  Director
                         1 Dock Street, 4th Floor
                         Stamford, Connecticut 06902

John A. Brown                   (3)                                 Senior Vice-President,
                                                                    Financial Services

S. Mark Corbett                 (3)                                 Senior Vice-President,
                                                                    Investments

Glen R. Derback                 (3)                                 Senior Vice President
                                                                    and Controller

John R. Gabbert                 (2)                                 Senior Vice President,
                                                                    Employee Benefits

Donna A. Goldin                 (2)                                 Senior Vice-President
                                                                    Employee Benefits

Mitchell T.G. Graye             (3)                                 Executive Vice-President,
                                                                    Chief Financial Officer



                                                                    Positions and Offices
Name                     Principal Business Address                 with Depositor
----                     --------------------------                 ---------------------

Wayne Hoffmann                 (3)                                  Senior Vice-President,
                                                                    Investments


D. Craig Lennox                 (6)                                 Senior Vice-President,
                                                                    General Counsel and
                                                                    Secretary

James L. McCallen               (3)                                 Senior Vice President
                                                                    and Actuary

Graham R. McDonald              (3)                                 Senior Vice President,
                                                                    Corporate Finance and
                                                                    Investment Operations

Charles P. Nelson               (3)                                 Senior Vice-President,
                                                                    Financial Services

Deborah L. Origer-Bauroth       (2)                                 Senior Vice-President,
                                                                    Employee Benefits

Marty Rosenbaum                 (2)                                 Senior Vice-President,
                                                                    Employee Benefits

Richard F. Rivers               (2)                                 Executive Vice President,
                                                                    Employee Benefits

Gregg E. Seller                 (3)                                 Senior Vice-President,
                                                                    Financial Services

Robert K. Shaw                  (3)                                 Senior Vice-President,
                                                                    Financial Services

Mark Stadler                    (2)                                 Senior Vice President,
                                                                    Employee Benefits

George D. Webb                  (3)                                 Senior Vice-President,
                                                                    Financial Services

Douglas L. Wooden               (3)                                 Executive Vice-President,
                                                                    Financial Services


(1) 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

(2) 8505 East Orchard Road, Greenwood Village, Colorado 80111.

(3) 8515 East Orchard Road, Greenwood Village, Colorado 80111.

(4) Power Corporation of Canada, 751 Victoria Square, Montreal,Quebec, Canada H2Y 2J3.

(5) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

(6) 8525 East Orchard Road, Greenwood Village, Colorado 80111.

(7) Power Corporation of Canada, 1 Lombard Place, 26th Floor, Winnipeg, Manitoba, Canada R3B 0X5.

Item 26. Persons controlled by or under common control with the Depositor or Registrant
           ---------------------------------------------------------------------

        (State/Country of Organization) - Nature of Business

To be filed by amendment.

Item 27.   Number of Contractowners

            As of the date this Registration Statement was filed, there were no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses. As of ________, there were ______ owners of non-qualified group contracts and of qualified group contracts offered by Registrant.

Item 28.   Indemnification

           Provisions exist under the Colorado General Corporation Code and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

                        Colorado Business Corporation Act

           Article 109 - INDEMNIFICATION

           Section 7-109-101.  Definitions.

                  As used in this Article:

                  (1) "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                  (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promotor, or a trustee of or to hold a similar position with, another domestic or foreign corporation or other person or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

                  (3) "Expenses" includes counsel fees.

                  (4) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

                  (5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

                  (6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                  (7) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

           Section 7-109-102.  Authority to indemnify directors.

                  (1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

                         (a) The person conducted himself or herself in good
                             faith; and

                         (b) The person reasonably believed:

                                (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

                                (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

                         (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

                  (2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

                  (3) The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

                  (4) A corporation may not indemnify a director under this section:

                         (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

                         (b) In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

                  (5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

           Section 7-109-103.  Mandatory Indemnification of Directors.

                         Unless limited by the articles of incorporation, a
                  corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

           Section 7-109-104.  Advance of Expenses to Directors.

                  (1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

                         (a) The director furnishes the corporation a written affirmation of the director's good-faith belief that he or she has met the standard of conduct described in
                         Section 7-109-102;

                         (b) The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

                         (c) A determination is made that the facts then know to those making the determination would not preclude indemnification under this article.

                  (2) The undertaking required by paragraph (b) of subsection
                  (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

                  (3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

           Section 7-109-105.  Court-Ordered Indemnification of Directors.

                  (1) Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

                         (a) If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

                         (b) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

           Section 7-109-106. Determination and Authorization of Indemnification of Directors.

                  (1) A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under
                  Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

                  (2) The determinations required by subsection (1) of this section shall be made:

                         (a) By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

                         (b) If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

                  (3) If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection
                  (1) of this section shall be made:

                         (a) By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

                         (b) By the shareholders.

                  (4) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

           Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

                  (1) Unless otherwise provided in the articles of incorporation:

                         (a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

                         (b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

                         (c) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

           Section 7-109-108.  Insurance.

                         A corporation may purchase and maintain insurance on
                  behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or foreign corporation or other person or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

           Section 7-109-109.  Limitation of Indemnification of Directors.

                  (1) A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

                  (2) Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

           Section 7-109-110. Notice to Shareholders of Indemnification of Director.

                         If a corporation indemnifies or advances expenses to a
                  director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

                                           Bylaws of GWL&A

           Article II, Section 11.  Indemnification of Directors.
                                    ----------------------------

                  The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of the Company or any member or officer of any committee, and his heirs, executors and administrators, from and against all claims, liabilities, costs, charges and expenses whatsoever that any such director, officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him in or about the execution of his duties of his office or employment with the Company, in or about the execution of his duties as a director or officer of another company which he so serves at the request and on behalf of the Company, or in or about the execution of his duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he sustains or incurs, in or about or in relation to any such duties or the affairs of the Company, the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by his own willful neglect or default. The Company may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any director, officer, or employee of any subsidiary corporation of the Company on the same basis, and within the same constraints as, described in the preceding sentence.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter

           (a) GWFS Equities, Inc. ("GWFS") currently distributes securities of Great-West Variable Annuity Account A, Maxim Series Account and Pinnacle Series Account in addition to those of the Registrant.

           (b) Directors and Officers of GWFS

                                                                    Position and Offices
Name                     Principal Business Address                   with Underwriter
Charles P. Nelson               (1)                                 Chairman and President

Robert K. Shaw                  (1)                                 Director



Graham R. McDonald              (1)                                 Director

Gregg E. Seller          18101 Von Karman Ave., Suite 1460          Director and Senior
                         Irvine, CA 92715                           Vice President

Jason R. Cavalier               (1)                                 Vice President

Thomas M. Connolly       300 Broadacres Drive                       Vice President
                         Bloomfield, NJ 07003

William S. Harmon               (1)                                 Vice President

Kent A. Morris           500 North Central, Suite 220               Vice President
                         Glendale, CA 91203

Michael P. Sole          One North La Salle, Suite 3200             Vice President
                         Chicago, IL 60602

Glen R. Derback                 (1)                                 Treasurer

Beverly A. Byrne                (1)                                 Secretary and Chief
                                                                    Compliance Officer

Teresa L. Buckley               (1)                                 Compliance Officer
------------

(1) 8515 E. Orchard Road, Greenwood Village, Colorado 80111

   (c) Commissions and other compensation received from the Registrant by Principal Underwriter during Registrant's last fiscal year:

                      Net
Name of           Underwriting         Compensation
Principal         Discounts and             on               Brokerage
Underwriter       Commissions            Redemption          Commissions     Compensation
GWFS                  -0-                   -0-                 -0-             -0-

Item 30.   Location of Accounts and Records

           All accounts, books, or other documents required to be maintained by
           Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.   Management Services

           Not Applicable.

Item 32.   Undertakings

           (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

           (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

            (d) Registrant represents that in connection with its offering of Group Contracts as funding vehicles for retirement plans meeting the requirement of Section 403(b) of the Internal Revenue Code of 1986, as amended, Registrant is relying on the no-action letter issued by the Office of Insurance Products and Legal Compliance, Division of Investment Management, to the American Council of Life Insurance dated November 28, 1988 (Ref. No. IP-6-88), and that the provisions of paragraphs (1) - (4) thereof have been complied with.

           (e) Registrant represents that in connection with its offering of Group Contracts as funding vehicles under the Texas Optional Retirement Program, Registrant is relying on the exceptions provided in Rule 6c-7 of the Investment Company Act of 1940 and that the provisions of paragraphs (a) -(d) thereof have been complied with.


           (f) GWL&A represents that the fees and charges deducted under the Group Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by GWL&A.



                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 5th day of February, 2004.

                                   FUTUREFUNDS SERIES ACCOUNT
                                   (Registrant)


                                   By:    /s/ William T. McCallum
                                          --------------------------------------
                                          William T. McCallum, President
                                          and Chief Executive Officer of
                                          Great-West Life & Annuity
                                          Insurance Company

                                   GREAT-WEST LIFE & ANNUITY
                                   INSURANCE COMPANY
                                   (Depositor)


                                   By:    /s/ William T. McCallum
                                          --------------------------------------
                                          William T. McCallum, President
                                          and Chief Executive Officer

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                                            Date

 /s/ Robert Gratton                                            February 5, 2004
------------------------------------
Director and Chairman of the Board
(Robert Gratton*)

 /s/ William T. McCallum                                       February 5, 2004
--------------------------------------------
Director, President and Chief Executive
Officer (William T. McCallum)


 /s/ Mitchell T.G. Graye                                       February 5, 2004
--------------------------------------------
Executive Vice President and Chief
Financial Officer (Mitchell T.G. Graye)


 /s/ James Balog                                               February 5, 2004
--------------------------------------------
Director, (James Balog*)

 /s/ James W. Burns                                            February 5, 2004
------------------------------------
Director, (James W. Burns*)


Signature and Title                                            Date

 /s/ Orest T. Dackow                                           February 5, 2004
------------------------------------
Director (Orest T. Dackow*)



Director Andre Desmarais

 /s/ Paul Desmarais, Jr.                                       February 5, 2004
--------------------------------------------
Director (Paul Desmarais, Jr.*)

 /s/ Kevin P. Kavangh                                          February 5, 2004
------------------------------------
Director (Kevin P. Kavanagh*)



Director (William Mackness)

 /s/ Jerry E.A. Nickerson                                      February 5, 2004
------------------------------------
Director (Jerry E.A. Nickerson*)



Director (David A. Nield)


 /s/ Michel Plessis-Belair                                     February 5, 2004
------------------------------------
Director (Michel Plessis-Belair*)

 /s/ Brian E. Walsh                                            February 5, 2004
------------------------------------
Director (Brian E. Walsh*)



*By:     /s/ D.C. Lennox                                       February 5, 2004
        ----------------------------
        D. C. Lennox

        Attorney-in-fact pursuant to Powers of Attorney are incorporated by reference to Registrant's Post-Effective Amendment No. 30 to Form N-4 registration statement filed on October 30, 2000.